equinor

Third quarter 2020
Financial statements and review

Equinor third quarter 2020 results

Equinor reports adjusted earnings of USD 0.78 billion and USD 0.27 billion after tax in the third quarter of 2020. IFRS net operating income was negative USD 2.02 billion and the IFRS net income was negative USD 2.12 billion, following net impairments of USD 2.93 billion mainly due to reduced future price assumptions.

• Solid results from operations in a low-price environment
• On track to deliver on USD 3 billion action plan to strengthen financial resilience
• Strong value creation from renewables
• Net debt ratio[1] increased to 31.6%, due to net impairments and payment for government share of share buy-back

"Our financial results are impacted by weak prices as regions across the world are still severely affected by the pandemic. We see the results of our forceful response to the market turmoil, with significant cost improvements and strict financial discipline. Net impairments in the quarter are mainly due to reduced price assumptions. Significant uncertainty remains around the future commodity price development underlining the importance of increased competitiveness and financial resilience," says Eldar Sætre, President and CEO of Equinor ASA.

"We deliver solid operational results in the quarter with an underlying production growth of nine percent. We progress our competitive project portfolio, supported by the tax policy measures in Norway, with the delivery of Plan for Development and Operation of the Breidablikk field. Our specialised organisation for late-life production at the Norwegian continental shelf had a successful start-up showing improved production efficiency and reduced cost," says Sætre.

"We continue to capture value from our renewable energy portfolio and position ourselves for profitable growth in value chains for carbon capture and storage. This quarter we announced our partnership with BP, including the divestment of half of our share of offshore wind projects Empire Wind and Beacon Wind in the US. We are progressing H2H Saltend, a project for large-scale production of hydrogen in the UK, and in Norway we are progressing the Northern Lights project as part of creating full value chains for carbon capture, transportation and storage," says Sætre.

Adjusted earnings [5] were USD 0.78 billion in the third quarter, down from USD 2.59 billion in the same period in 2019. Adjusted earnings after tax [5] were USD 0.27 billion, down from USD 1.08 billion in the same period last year. Low prices for liquids and gas impacted the earnings for the quarter.

Equinor is on track to deliver on the action plan launched in March 2020 of USD 3 billion to strengthen financial resilience, including a reduction of operating costs of USD 0.70 billion. Unit production costs are significantly reduced from third quarter last year.

In the E&P Norway segment, Equinor saw weak prices impacting the results but took advantage of the flexibility in gas production as gas prices in Europe recovered through the quarter.

Results in the E&P International segment were impacted by low prices, partially offset by a substantial reduction in costs. The E&P USA segment was also impacted by weak prices, while continuing efforts to reduce activity and costs.

The Marketing, midstream and processing segment captured value from gas sales to Europe, offset by slightly negative refinery margins in the quarter.

New energy solutions delivered a positive result in the quarter, including costs related to maturation of new projects. A capital gain of around USD 1 billion from the divestment of a 50% non-operated interest of the offshore wind projects Empire Wind and Beacon Wind in the US is expected to be booked in the first quarter of 2021.

IFRS net operating income was negative USD 2.02 billion in the third quarter, down from negative USD 0.47 billion in the same period of 2019. IFRS net income was negative USD 2.12 billion in the third quarter, down from negative USD 1.11 billion in the third quarter of 2019. Net operating income was impacted by net impairments of USD 2.93 billion mainly due to reduced future price assumptions as well as some reductions in reserves estimates. Net impairments include USD 1.38 billion in the E&P USA segment, of which USD 1.21 billion is

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[1] This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table Calculation of capital employed and net debt to capital employed ratio as shown under the Supplementary section in the report.

related to US onshore. Impairments in the E&P International segment were USD 1.18 billion, while impairments within the E&P Norway segment was USD 0.37 billion. In total, USD 0.58 billion of the net impairment was recognised as exploration expenses.

Equinor delivered total equity production of 1,994 mboe per day in the third quarter, up from 1,909 mboe per day in the same period in 2019, with an increased share of gas. Adjusting for portfolio transactions and government-imposed curtailments, this represents an underlying production growth of around 9% compared to the third quarter of 2019.

At the end of the third quarter Equinor has completed 26 exploration wells with 13 commercial discoveries and two wells under evaluation. At the quarter end, 16 wells were ongoing. Adjusted exploration expenses in the quarter were USD 0.30 billion, compared to USD 0.26 billion in the same quarter of 2019.

Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 10.2 billion in the first nine months of 2020, compared to USD 16.6 billion in the first nine months of 2019. Organic capital expenditure [5] was USD 5.99 billion for the first nine months of 2020. At the closing of the quarter net debt to capital employed[2] was 31.6%, up from 29.3% at the end of the second quarter of 2020, mainly impacted by the net impairment in the quarter, as well as share buy-back from the Norwegian state. Following the implementation of IFRS 16, net debt to capital employed[2] was 37.0%.

The board of directors has decided a cash dividend of USD 0.11 per share for the third quarter 2020.

The twelve-month average Serious Incident Frequency (SIF) for the period ending 30 September was 0.6 for 2020, similar to the same period for 2019. The twelve-month average Recordable Injury Frequency (TRIF) for the period ending 30 September was 2.3 for 2020, compared to 2.5 in 2019.

	Quarters		Change		First nine months		
Q3 2020	Q2 2020	Q3 2019	Q3 on Q3	(in USD million, unless stated otherwise)	2020	2019	Change
(2,019)	(472)	(469)	>(100%)	Net operating income/(loss)	(2,434)	7,783	N/A
780	354	2,593	(70%)	Adjusted earnings [5]	3,181	9,934	(68%)
(2,124)	(251)	(1,107)	(92%)	Net income/(loss)	(3,080)	2,081	N/A
271	646	1,077	(75%)	Adjusted earnings after tax [5]	1,478	3,739	(60%)
1,994	2,011	1,909	4%	Total equity liquids and gas production (mboe per day) [4]	2,079	2,032	2%
38.3	22.9	52.5	(27%)	Group average liquids price (USD/bbl) [1]	35.2	55.8	(37%)

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[2] This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table Calculation of capital employed and net debt to capital employed ratio as shown under the Supplementary section in the report.

GROUP REVIEW

Third quarter 2020

Total equity liquids and gas production [4] was 1,994 mboe per day in the third quarter of 2020, up 4% compared to 1,909 mboe per day in the third quarter of 2019 mainly due to new fields on the NCS and UKCS. Increased flexible gas production added to the increase, partially offset by expected natural decline mainly on the NCS, production halt in Brazil and divestment of the Eagle Ford asset in the E&P USA segment in the fourth quarter of 2019.

Total entitlement liquids and gas production [3] was 1,865 mboe per day in the third quarter of 2020, up 7% compared to 1,745 mboe per day in the third quarter of 2019. In addition to the factors mentioned above, production was positively influenced by lower effects from production sharing agreements (PSA) [4], and lower US royalty volumes. The net effect of PSA and US royalties was 129 mboe per day in total in the third quarter of 2020 compared to 164 mboe per day in the third quarter of 2019.

| | Quarters | | Change | Condensed income statement under IFRS | First nine months | | |
Q3 2020	Q2 2020	Q3 2019	Q3 on Q3	(unaudited, in USD million)	2020	2019	Change
11,339	7,603	15,610	(27%)	Total revenues and other income	**34,073**	49,189	(31%)
(5,307)	(2,750)	(7,667)	(31%)	Purchases [net of inventory variation]	**(15,453)**	(22,928)	(33%)
(2,368)	(2,411)	(2,922)	(19%)	Operating and administrative expenses	**(7,382)**	(8,063)	(8%)
(4,798)	(2,522)	(4,619)	4%	Depreciation, amortisation and net impairment losses	**(11,757)**	(9,039)	30%
(886)	(393)	(871)	2%	Exploration expenses	**(1,914)**	(1,374)	39%
(2,019)	(472)	(469)	>(100%)	Net operating income/(loss)	**(2,434)**	7,783	N/A
(2,124)	(251)	(1,107)	(92%)	Net income/(loss)	**(3,080)**	2,081	N/A

Net operating income was negative USD 2,019 million in the third quarter of 2020, compared to negative USD 469 million in the third quarter of 2019. The decrease was mainly due to lower liquids and gas prices in addition to net impairments[3] primarily related to reduced price assumptions[4] and negative reserve updates. Strong results from liquids trading in the MMP segment in addition to lower operational and administrative expenses, especially in the MMP segment, partially offset the decrease.

In the third quarter of 2020, net operating income was negatively impacted by net impairments[3] of USD 2,928 million and provisions of USD 108 million. Changes in fair value of derivatives and inventory hedge contracts of USD 352 million partially offset the decrease.

In the third quarter of 2019, net operating income was negatively impacted mainly by net impairments of USD 2,794 million, provisions of USD 560 million and changes in fair value of derivatives and inventory hedge contracts of USD 444 million and positively affected by gain from sale of assets of USD 849 million.

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[3] For more information, see note 2 Segments to the Condensed interim financial statements.
[4] For more information, see note 6 Property, plant and equiptment and intangible assets to the Condensed interim financial statements.

Q3 2020	Quarters Q2 2020	Q3 2019	Change Q3 on Q3	Adjusted earnings (in USD million)	First nine months 2020	2019	Change
10,909	8,044	15,352	(29%)	Adjusted total revenues and other income	**33,923**	47,999	(29%)
(5,203)	(2,798)	(7,642)	(32%)	Adjusted purchases [6]	**(15,856)**	(22,977)	(31%)
(2,179)	(2,351)	(2,421)	(10%)	Adjusted operating and administrative expenses	**(6,975)**	(7,354)	(5%)
(2,445)	(2,259)	(2,432)	1%	Adjusted depreciation, amortisation and net impairment losses	**(7,025)**	(6,969)	1%
(302)	(282)	(263)	15%	Adjusted exploration expenses	**(886)**	(766)	16%
780	354	2,593	(70%)	Adjusted earnings [5]	**3,181**	9,934	(68%)
271	646	1,077	(75%)	Adjusted earnings after tax [5]	**1,478**	3,739	(60%)

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Adjusted total revenues and other income were USD 10,909 million in the third quarter of 2020 compared to USD 15,352 million in the third quarter of 2019. The decrease was mainly due to lower average prices for liquids and gas.

Adjusted purchases [6] were USD 5,203 million in the third quarter of 2020, compared to USD 7,642 million in the third quarter of 2019. The decrease was mainly due to lower average prices for liquids and gas.

Adjusted operating and administrative expenses were USD 2,179 million in the third quarter of 2020, compared to USD 2,421 million in the third quarter of 2019. The decrease was mainly due to lower activity level as a result of the Covid-19 pandemic and the divestment of the Eagle Ford asset in the fourth quarter of 2019. Lower royalties and production fees added to the decrease. Higher transportation costs for liquids, especially in the MMP segment, partially offset the decrease.

Adjusted depreciation, amortisation and net impairment losses were USD 2,445 million in the third quarter of 2020, compared to USD 2,432 million in the third quarter of 2019. The slight increase was mainly due to ramp-up of new fields on the NCS and higher investments especially in the E&P segments. Higher proved reserves estimates especially in the E&P International and E&P USA segments in addition to lower depreciation basis resulting from net impairments in previous periods mostly offset the increase.

Adjusted exploration expenses were USD 302 million in the third quarter of 2020, compared to USD 263 million in the third quarter of 2019. The increase was mainly due to a lower portion of exploration expenditures being capitalised and a higher portion of exploration expenditure capitalised in earlier years being expensed this quarter, partially offset by lower drilling costs. For more information, see the table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments[5] of USD 2,704 million to net operating income, **Adjusted earnings** [5] were USD 780 million in the third quarter of 2020, a 70% decrease from USD 2,593 million in the third quarter of 2019.

Adjusted earnings after tax [5] were USD 271 million in the third quarter of 2020, which reflects an effective tax rate on adjusted earnings of 65.3%, compared to 58.5% in the third quarter of 2019. The increase in the effective tax rate was mainly due to decreased adjusted earnings in the third quarter of 2020 in entities with lower than average tax rates, and in entities without recognised taxes, partially offset by the temporary changes to Norway's petroleum tax system as described in note 8 Impact of pandemic and oil price decline to the Condensed interim financial statements.

Cash flows provided by operating activities decreased by USD 1,549 million compared to the third quarter of 2019. The decrease was mainly due to lower liquids and gas prices and a change in working capital, partially offset by decreased tax payments.

Cash flows used in investing activities increased by USD 2,877 million compared to the third quarter of 2019. The increase was mainly due to increased financial investments and reduced proceeds from sale of assets, partially offset by lower cash flow used for business combinations and capital expenditures.

Cash flows provided by financing activities increased by USD 820 million compared to the third quarter of 2019. The increase was mainly due to increased short-term debt, increased collateral received and decreased dividend paid, partially offset by increased payments related to the share buy-back programme and repayment of finance debt.

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[5] For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Total cash flows decreased by USD 3,606 million compared to the third quarter of 2019.

Free cash flow [5] in the third quarter of 2020 was USD 216 million compared to negative USD 672 million in the third quarter of 2019. The increase was mainly due to lower cash flow used for business combinations, decreased tax payments and lower capital expenditures, partially offset by reduced proceeds from sale of assets, lower liquids and gas prices and increased payments related to the share buy-back programme.

First nine months 2020

Net operating income was negative USD 2,434 million in the first nine months of 2020 compared to positive USD 7,783 million in the first nine months of 2019. The decrease was mainly due to lower liquids and gas prices in addition to net impairments[6] primarily related to reduced price assumptions[7] and negative reserve updates .

In the first nine months of 2020, net operating income was negatively impacted mainly by net impairments[6] of USD 5,752 million and provisions of USD 290 million.

In the first nine months of 2019, net operating income was negatively affected mainly by net impairments of USD 2,678 million, provisions of USD 557 million and positively impacted by net gain of sale of assets of USD 999 million and changes in the fair value of derivatives and inventory hedge contracts of USD 267 million.

Adjusted total revenues and other income were USD 33,923 million in the first nine months of 2020 compared to USD 47,999 million in the first nine months of 2019. The decrease was mainly due to lower average prices for liquids and gas.

Adjusted purchases [6] were USD 15,856 million in the first nine months of 2020 compared to USD 22,977 million in the first nine months of 2019. The decrease was mainly due to lower average prices for liquids and gas.

Adjusted operating and administrative expenses were USD 6,975 million in the first nine months of 2020, a decrease of USD 379 million compared to the first nine months of 2019. The decrease was mainly due to the NOK/USD exchange rate development in addition to lower royalties and production fees driven by lower volumes and prices. The divestment of the Eagle Ford asset in the E&P USA segment in the fourth quarter of 2019 and reduced Gassled removal costs added to the decrease. Higher transportation costs for liquids in the MMP segment partially offset the decrease.

Adjusted depreciation, amortisation and net impairment losses were USD 7,025 million in the first nine months of 2020, up USD 56 million compared to the first nine months of 2019. The slight increase was mainly due to ramp-up of new fields especially on the NCS and UKCS and higher investments mainly in the US. Higher proved reserves estimates for several fields, lower depreciation basis resulting from net impairments in previous periods and the NOK/USD exchange rate development mostly offset the increase.

Adjusted exploration expenses increased by USD 120 million to USD 886 million in the first nine months of 2020, primarily due to a higher portion of exploration expenditure capitalised in earlier years being expensed this period and higher drilling costs. The increase was partially offset by a higher portion of exploration expenses being capitalised, lower seismic costs and other costs. For more information, see table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments[8] of USD 5,520 million to net operating income, **Adjusted earnings** [5] were USD 3,181 million in the first nine months of 2020, down 68% from USD 9,934 million in the first nine months of 2019.

Adjusted earnings after tax [5] were USD 1,478 million in first nine months of 2020, compared to USD 3,739 million in the first nine months of 2019. The effective tax rate on adjusted earnings was 53.6% in first nine months of 2020, compared to an effective tax rate of 62.4% in first nine months of 2019. The decrease in the effective tax rate was mainly caused by the temporary changes to Norway's petroleum tax system as described in note 8 Impact of pandemic and oil price decline to the Condensed interim financial statements, in addition to changes in provision for best estimates for uncertain tax positions.

Cash flows provided by operating activities decreased by USD 3,932 million compared to the first nine months of 2019. The decrease was mainly due to lower liquids and gas prices and a change in working capital, partially offset by decreased tax payments and increased cash flow from derivatives.

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[6] For more information, see note 2 Segments to the Condensed interim financial statements.
[7] For more information, see note 6 Property, plant and equiptment and intangible assets to the Condensed interim financial statements.
[8] For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures

Cash flows used in investing activities increased by USD 920 million compared to the first nine months of 2019. The increase was mainly due to increased financial investments and reduced proceeds from sale of assets, partially offset by lower cash flow used for business combinations and capital expenditures.

Cash flows provided by financing activities increased by USD 8,107 million compared to the first nine months of 2019. The increase was mainly due to bond issues in the second quarter of 2020, increased short-term debt and decreased dividend paid, partially offset by increased payments related to the share buy-back program and increased repayment of finance debt.

Total cash flows increased by USD 3,255 million compared to the first nine months of 2019.

Free cash flow [5] for the first nine months of 2020 was negative USD 1,277 million including USD 332 million received from the Lundin divestment included in the line item (increase)/decrease in financial investment in the cash flow statement, compared to USD 338 million in the first nine months of 2019. The decrease was mainly due to lower liquids and gas prices, reduced proceeds from sale of assets and increased payments related to the share buy-back program, partially offset by decreased tax payments, lower cash flow used for business combinations, lower capital expenditures and increased cash flow from derivatives.

OUTLOOK

- **Organic capital expenditures** [5] are estimated at around USD 8.5 billion for 2020[9], around USD 10 billion for 2021[9], and around USD 12 billion annual average for 2022-2023
- Equinor intends to continue to mature its attractive portfolio of exploration assets and estimates a total **exploration activity** level of around USD 1.1 billion for 2020, excluding signature bonuses, accruals and field development costs
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group
- For the period 2019–2026, **production growth** [7] is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate) based on current forecast
- **Scheduled maintenance activity** is estimated to reduce equity production by around 30 mboe per day for the full year of 2020

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. We continue to monitor the impact of Covid-19 on our operations. Deferral of production to create future value, production cuts, gas off-take, timing of new capacity coming on stream, operational regularity, impact of Covid-19 and activity level in the US onshore represent the most significant risks related to the foregoing production guidance. There has been considerable uncertainty created by the Covid-19 pandemic and we are still unable to predict the ultimate impact of this event, including impact on general economic conditions worldwide. Our future financial performance, including cash flow and liquidity, will be impacted by the extent and duration of the current market conditions, the development in realised prices, including price differentials and the effectiveness of actions taken in response to the pandemic. For further information, see section Forward-looking statements.

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[9] USD/NOK exchange rate assumption of 9.5.

EXPLORATION & PRODUCTION NORWAY

Third quarter 2020 review

Average daily production of liquids and gas increased by 19% to 1,273 mboe per day in the third quarter of 2020, compared to 1,067 mboe per day in the third quarter of 2019. The increase was mainly due to ramp-up of new fields.

Net operating income was USD 431 million in the third quarter of 2020 compared to USD 2,558 million in the third quarter of 2019. The decrease was mainly due to lower liquids price and gas transfer price in addition to impairments. Higher volumes partially offset the decrease.

In the third quarter of 2020, net operating income was negatively impacted by impairments of USD 360 million, partially offset by overlifted volumes of USD 23 million. In the third quarter of 2019, net operating income was positively impacted by gain on sale of assets of USD 840 million, partially offset by a negative impact of USD 25 million related to underlifted volumes.

Adjusted operating and administrative expenses decreased mainly due to the NOK/USD exchange rate development, lower transportation cost in addition to lower activity and reduced cost level as a result of the Covid-19 restrictions. Lower well maintenance cost added to the decrease. Adjusted depreciation, amortisation and net impairment losses increased mainly due to ramp-up of new fields. Adjusted exploration expenses increased mainly due to lower portion of exploration expenditure being capitalised, a higher portion of exploration expenditure capitalised earlier years being expensed this quarter and higher field development costs. Lower drilling costs partially offset the increase.

After total adjustments of USD 342 million to net operating income, **Adjusted earnings/(loss)** [5] were USD 773 million in the third quarter of 2020, compared to USD 1,735 million in the third quarter of 2019.

| | Quarters | | Change | Adjusted earnings | First nine months | | |
Q3 2020	Q2 2020	Q3 2019	Q3 on Q3	(in USD million)	2020	2019	Change
2,763	1,715	3,680	(25%)	Adjusted total revenues and other income	**8,071**	13,007	(38%)
(699)	(743)	(822)	(15%)	Adjusted operating and administrative expenses	**(2,097)**	(2,422)	(13%)
(1,126)	(992)	(981)	15%	Adjusted depreciation, amortisation and net impairment losses	**(3,099)**	(2,945)	5%
(165)	(65)	(142)	16%	Adjusted exploration expenses	**(325)**	(335)	(3%)
773	(85)	1,735	(55%)	Adjusted earnings/(loss) [5]	**2,551**	7,305	(65%)

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First nine months 2020

Net operating income for E&P Norway was USD 1,294 million in the first nine months of 2020 compared to USD 8,155 million in the first nine months of 2019. The decrease was mainly due to lower liquids price and gas transfer price in addition to impairments in the first nine months of 2020. Higher liquids volumes partially offset the decrease.

In the first nine months of 2020, net operating income was negatively impacted by impairments of USD 1,219 million and underlifted volumes of USD 26 million. In the first nine months of 2019, net operating income was positively impacted by a gain on sale of assets of USD 977 million, partially offset by a negative impact of USD 94 million from underlifted volumes in the period and an implementation effect of USD 42 million from a change in accounting policy for lifting imbalances.

Adjusted operating and administrative expenses decreased mainly due to the NOK/USD exchange rate development and reduced Gassled removal costs. Adjusted depreciation, amortisation and net impairment losses increased mainly due to ramp-up of new fields. The NOK/USD exchange rate development and higher proved reserves estimates for several fields partially offset the increase. Adjusted exploration expenses decreased mainly due to lower drilling costs. Lower portion of exploration expenditure being capitalised and a higher portion of exploration expenditure capitalised earlier years being expensed this period partially offset the decrease.

After total adjustments of USD 1,256 million to net operating income, **Adjusted earnings/(loss)** [5] were USD 2,551 million in the first nine months of 2020, a decrease of 65% from USD 7,305 million in the first nine months of 2019.

EXPLORATION & PRODUCTION INTERNATIONAL

In the second quarter of 2020, Equinor changed its internal reporting to management, impacting the composition of Equinor's operating and reporting segments. Equinor's upstream activities in the USA are now reported separately to management, and such information is also considered to be useful to the users of the financial statements, resulting in the exploration and production activities in the USA being considered a separate operating- and reporting segment as of the second quarter of 2020. Previously these activities were included in the DPI operating segment and presented as part of the E&P International reporting segment.

Third quarter 2020 review

Average daily equity production of liquids and gas was 323 mboe per day in the third quarter of 2020 compared to 410 mboe per day in the third quarter of 2019. The decrease was primarily due to repairs on Peregrino (Brazil) resulting in a production halt, lower gas nominations, natural decline in mature fields, partially offset by production ramp-up of new fields in the UK.

Average daily entitlement production of liquids and gas was 255 mboe per day in the third quarter of 2020 compared to 312 mboe per day in the third quarter of 2019. The decrease was due to lower equity production partially offset by lower effects from production sharing agreements (PSA). The net effects from PSA were 68 mboe per day in the third quarter of 2020 compared to 97 mboe per day in the third quarter of 2019.

Net operating income was negative USD 1,328 million in the third quarter of 2020 compared to positive USD 325 million in the third quarter of 2019. The decrease was mainly due to higher impairments in the third quarter of 2020, lower liquids and gas prices in addition to lower entitlement production.

In the third quarter of 2020, net operating income was negatively impacted by impairments of USD 1,176 million. In the third quarter of 2019, net operating income was negatively impacted by net impairments of USD 56 million.

Adjusted operating and administrative expenses decreased mainly due to lower operation and maintenance expenses in addition to lower royalties and production fees, driven by lower volumes and prices. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to higher proved reserves estimates and lower production from mature fields. Ramp-up of new fields on stream partially offset the decrease. Adjusted exploration expenses increased mainly due to a lower portion of exploration expenditure being capitalised and a higher portion of exploration expenditure capitalised in earlier years being expensed this quarter. Lower drilling and field development costs partially offset the increase.

After total adjustments of USD 1,224 million to net operating income, **Adjusted earnings/(loss)** [5] were negative USD 104 million in the third quarter of 2020, down from positive USD 451 million in the third quarter of 2019.

Q3 2020	Quarters Q2 2020	Q3 2019	Change Q3 on Q3	Adjusted earnings (in USD million)	First nine months 2020	2019	Change
820	622	1,477	(44%)	Adjusted total revenues and other income	**2,589**	4,576	(43%)
12	(26)	16	(25%)	Adjusted purchases	**(56)**	(9)	>100%
(306)	(324)	(377)	(19%)	Adjusted operating and administrative expenses	**(996)**	(1,226)	(19%)
(511)	(475)	(564)	(9%)	Adjusted depreciation, amortisation and net impairment losses	**(1,529)**	(1,551)	(1%)
(119)	(177)	(100)	18%	Adjusted exploration expenses	**(488)**	(367)	33%
(104)	(379)	451	N/A	Adjusted earnings/(loss) [5]	**(479)**	1,423	N/A

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First nine months 2020

Net operating income for E&P International was negative USD 2,189 million in the first nine months of 2020, compared to positive USD 1,418 million in the first nine months of 2019. The decrease was mainly due to higher net impairments in the first nine months of 2020 and lower liquids and gas prices.

In the first nine months of 2020, net operating income was negatively impacted by net impairments of USD 1,705 million. In the first nine months of 2019, net operating income was positively impacted by net impairment reversals of USD 60 million and negatively impacted by an implementation effect of USD 63 million from a change in accounting policy for lifting imbalances.

Adjusted operating and administrative expenses decreased mainly due to lower royalties and production fees driven by lower volumes and prices. Lower operation and maintenance expenses added to the decrease. Adjusted depreciation, amortisation and net impairment losses decreased slightly due to higher proved reserves estimates and lower production from mature fields. New fields on stream partially offset the decrease. Adjusted exploration expenses increased mainly due to a higher portion of exploration expenditure capitalised in earlier years being expensed this period and higher drilling costs. Lower field development costs partially offset the increase.

After total adjustments of USD 1,709 million to net operating income, **Adjusted earnings/(loss)** [5] were negative USD 479 million in the first nine months of 2020, down from USD 1,423 million in the first nine months of 2019.

EXPLORATION & PRODUCTION USA

In the second quarter of 2020, Equinor changed its internal reporting to management, impacting the composition of Equinor's operating and reporting segments. Equinor´s upstream activities in the USA are now reported separately to management, and such information is also considered to be useful to the users of the financial statements, resulting in the exploration and production activities in the USA being considered a separate operating- and reporting segment as of the second quarter of 2020. Previously these activities were included in the DPI operating segment and presented as part of the E&P International reporting segment.

Third quarter 2020 review

Average daily equity production of liquids and gas was 398 mboe per day in the third quarter of 2020 compared to 432 mboe per day in the third quarter of 2019. The divestment of the Eagle Ford asset in 2019 resulted in a decrease, as well as planned maintenance and weather shutdowns in the US offshore. New wells in the US onshore and additional ownership in the Caesar Tonga field acquired in the third quarter of 2019 partially offset the decrease.

Average daily entitlement production of liquids and gas decreased slightly to 337 mboe per day in the third quarter of 2020 compared to 366 mboe per day in the third quarter of 2019. The decrease was due to lower equity production slightly offset by lower effects from US onshore royalty volumes after the divestment of the Eagle Ford asset. The net effects from US royalties were 61 mboe per day in the third quarter of 2020 compared to 67 mboe per day in the third quarter of 2019.

Net operating income was negative USD 1,606 million in the third quarter of 2020 compared to negative USD 2,587 million in the third quarter of 2019. The increase was mainly due to lower depreciation, net impairments and lower operating costs due to the divestment of the Eagle Ford asset. Lower commodity prices partially offset the increase.

In the third quarter of 2020, net operating income was negatively impacted by net impairments of USD 1,377 million, with the largest effect on unconventional US onshore assets. In the third quarter of 2019, net operating income was negatively impacted by net impairments of USD 2,532 million.

Adjusted operating and administrative expenses decreased mainly due to the divestment of the Eagle Ford asset, lower transportation cost due to reduced production volumes in addition to lower production fees driven by lower prices. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower depreciation basis resulting from net impairments in previous periods and higher proved reserves estimates in US offshore. Increased investments and acquired interest in the Caesar Tonga field during 2019 partially offset the decrease. Adjusted exploration expenses remain unchanged due to higher drilling costs offset by a higher portion of exploration expenditure being capitalised.

After total adjustments of USD 1,413 million to net operating income, **Adjusted earnings/(loss)** [5] were negative USD 193 million in the third quarter of 2020, down from negative USD 16 million in the third quarter of 2019.

Q3 2020	Quarters Q2 2020	Q3 2019	Change Q3 on Q3	Adjusted earnings (in USD million)	First nine months 2020	2019	Change
611	475	986	(38%)	Adjusted total revenues and other income	**1,971**	3,169	(38%)
(315)	(302)	(376)	(16%)	Adjusted operating and administrative expenses	**(977)**	(1,143)	(15%)
(469)	(475)	(605)	(22%)	Adjusted depreciation, amortisation and net impairment losses	**(1,444)**	(1,634)	(12%)
(20)	(40)	(21)	(4%)	Adjusted exploration expenses	**(74)**	(64)	17%
(193)	(341)	(16)	>(100%)	Adjusted earnings/(loss) [5]	**(524)**	327	N/A

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First nine months 2020

Net operating income for E&P USA was negative USD 2,953 million in the first nine months of 2020, compared to negative USD 2,278 million in the first nine months of 2019. The decrease was mainly due to higher net impairments in the first nine months of 2020 in addition to lower liquids and gas prices. Lower operating and administrative expenses in addition to lower depreciation expenses partially offset the decrease.

In the first nine months of 2020, net operating income was negatively impacted by net impairment losses of USD 2,296 million, mainly due to reduced price assumptions with the largest effect being on an unconventional US onshore asset. In the first nine months of 2019, net operating income was negatively impacted by net impairments of USD 2,532 million, with the largest effect on unconventional US onshore assets.

Adjusted operating and administrative expenses decreased mainly due to divestment of the Eagle Ford asset in the fourth quarter of 2019 in addition to lower severance taxes due to lower prices. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower depreciation basis resulting from net impairments in previous periods and higher proved reserves estimates in US offshore. Increased investments and acquired interest in the Caesar Tonga field during 2019 partially offset the decrease. Adjusted exploration expenses increased mainly due to higher drilling and field development costs. A higher portion of exploration expenditure being capitalised partially offset the increase.

After total adjustments of USD 2,429 million to net operating income. **Adjusted earnings/(loss)** [5] were negative USD 524 million in the first nine months of 2020, down from USD 327 million in the first nine months of 2019.

MARKETING, MIDSTREAM & PROCESSING

Third quarter 2020 review

Natural gas sales volumes amounted to 14.1 billion standard cubic meters (bcm) in the third quarter of 2020, an increase of 1.6 bcm compared to the third quarter of 2019. Of the total gas sales in the third quarter of 2020, entitlement gas was 12.6 bcm, up 1.4 bcm from the third quarter of 2019. The increase was mainly due to higher NCS entitlement volumes.

Liquids sales volumes amounted to 218.7 million barrels (mmbl) in the third quarter of 2020, up 14.2 mmbl compared to the third quarter of 2019 mainly due to increased NCS volumes.

Average invoiced European natural gas sales price was 48% lower in the third quarter of 2020 compared to the third quarter of 2019 mainly due to drop in European gas prices. **Average invoiced North American piped gas sales price** decreased by 23% in the same period mainly due to the decreased Henry Hub price.

Net operating income was positive USD 551 million in the third quarter of 2020 compared to negative USD 757 million in the third quarter of 2019. The increase was mainly due to inventory hedging effects and unrealised gain on derivatives amounting of USD 325 million in the third quarter of 2020, compared to a loss on derivatives of USD 453 million in the third quarter of 2019. In addition, provisions and impairment related to damage to the South Riding Point oil terminal in Bahamas negatively impacted net operating income in the third quarter of 2019.

Adjusted purchases [6] decreased mainly due to lower prices for all products. Adjusted operating and administrative expenses increased mainly due to higher transportation cost for liquids. Adjusted depreciation, amortisation and net impairment losses decreased slightly.

After total adjustments of negative USD 289 million to net operating income, **Adjusted earnings** [5] were USD 262 million in the third quarter of 2020, compared to USD 448 million in the third quarter of 2019. The decrease was mainly due to negative refinery margins partially offset by strong piped gas result.

	Quarters		Change	Adjusted earnings	First nine months		
Q3 2020	Q2 2020	Q3 2019	Q3 on Q3	(in USD million)	2020	2019	Change
10,704	7,805	14,641	(27%)	Adjusted total revenues and other income	**33,293**	46,223	(28%)
(9,174)	(5,272)	(13,016)	(30%)	Adjusted purchases [6]	**(27,603)**	(41,666)	(34%)
(1,167)	(1,274)	(1,072)	9%	Adjusted operating and administrative expenses	**(3,752)**	(3,242)	16%
(102)	(98)	(105)	(3%)	Adjusted depreciation, amortisation and net impairment losses	**(287)**	(298)	(4%)
262	1,161	448	(42%)	Adjusted earnings [5]	**1,652**	1,017	62%

For comparable IFRS figures, see note 2 Segments to the Condensed interim financial statements. For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First nine months 2020

Net operating income for MMP was USD 839 million in the first nine months of 2020 compared to USD 644 million in the first nine months of 2019. The increase was mainly due to strong results from liquids trading and price review settlement in addition to lower provisions of USD 246 million in the first nine months of 2020 compared to USD 510 million in the first nine months of 2019. Weaker refinery results and higher impairments related to refinery and infrastructure assets in the third quarter of 2020 partially offset the increase.

Adjusted total revenues and other income and Adjusted purchases decreased mainly due to lower prices for all products, partially offset by settlement of price revisions. Adjusted operating and administrative expenses increased mainly due to higher transportation cost for liquid volumes. Adjusted depreciation, amortisation and net impairment losses decreased slightly in the first nine months of 2020.

After total net adjustments of USD 813 million, **Adjusted earnings** [5] were USD 1,652 million in the first nine months of 2020, an increase from USD 1,017 million in the first nine months of 2019, mainly due to increased results from gas and liquids trading.

CONDENSED INTERIM FINANCIAL STATEMENTS

Third quarter 2020

CONSOLIDATED STATEMENT OF INCOME

Q3 2020	Q2 2020	Q3 2019	(unaudited, in USD million)	Note	2020	2019	2019*
	Quarters				**First nine months**		**Full year**
11,250	7,563	14,704	Revenues		33,878	48,011	62,911
86	33	46	Net income/(loss) from equity accounted investments		190	149	164
3	7	860	Other income		5	1,028	1,283
11,339	7,603	15,610	Total revenues and other income	2	34,073	49,189	64,357
(5,307)	(2,750)	(7,667)	Purchases [net of inventory variation]		(15,453)	(22,928)	(29,532)
(2,187)	(2,234)	(2,732)	Operating expenses		(6,826)	(7,422)	(9,660)
(181)	(177)	(190)	Selling, general and administrative expenses		(555)	(642)	(809)
(4,798)	(2,522)	(4,619)	Depreciation, amortisation and net impairment losses	6	(11,757)	(9,039)	(13,204)
(886)	(393)	(871)	Exploration expenses		(1,914)	(1,374)	(1,854)
(13,359)	(8,075)	(16,079)	Total operating expenses	2	(36,506)	(41,405)	(55,058)
(2,019)	(472)	(469)	Net operating income/(loss)	2	(2,434)	7,783	9,299
(343)	(379)	(343)	Interest expenses and other financial expenses		(1,066)	(1,029)	(1,450)
142	130	683	Other financial items		640	1,517	1,443
(201)	(248)	340	Net financial items	4	(426)	489	(7)
(2,220)	(720)	(129)	Income/(loss) before tax		(2,859)	8,272	9,292
95	469	(978)	Income tax	5	(221)	(6,191)	(7,441)
(2,124)	(251)	(1,107)	Net income/(loss)		(3,080)	2,081	1,851
(2,127)	(254)	(1,107)	Attributable to equity holders of the company		(3,088)	2,079	1,843
3	3	1	Attributable to non-controlling interests		8	2	8
(0.65)	(0.08)	(0.33)	Basic earnings per share (in USD)		(0.94)	0.62	0.55
(0.65)	(0.08)	(0.33)	Diluted earnings per share (in USD)		(0.94)	0.62	0.55
3,248	3,276	3,329	Weighted average number of ordinary shares outstanding (in millions)		3,276	3,330	3,326
3,257	3,284	3,337	Weighted average number of ordinary shares outstanding diluted (in millions)		3,284	3,338	3,334

* Audited

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarters				First nine months		Full year
Q3 2020	Q2 2020	Q3 2019	(unaudited, in USD million)		2020	2019	2019*
(2,124)	(251)	(1,107)	Net income/(loss)		(3,080)	2,081	1,851
34	41	192	Actuarial gains/(losses) on defined benefit pension plans		197	365	427
(6)	(8)	(49)	Income tax effect on income and expenses recognised in OCI[1]		(56)	(86)	(98)
27	33	142	Items that will not be reclassified to the Consolidated statement of income		141	279	330
888	1,560	(1,726)	Currency translation adjustments		(1,734)	(1,254)	(51)
0	0	57	Share of OCI from equity accounted investments		0	44	44
888	1,560	(1,668)	Items that may be subsequently reclassified to the Consolidated statement of income		(1,734)	(1,210)	(7)
915	1,593	(1,526)	Other comprehensive income/(loss)		(1,593)	(930)	323
(1,209)	1,342	(2,633)	Total comprehensive income/(loss)		(4,673)	1,151	2,174
(1,212)	1,340	(2,633)	Attributable to the equity holders of the company		(4,682)	1,149	2,166
3	3	1	Attributable to non-controlling interests		8	2	8

* Audited

1) Other comprehensive income (OCI).

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	Note	At 30 September 2020	At 30 June 2020	At 31 December 2019*	At 30 September 2019
ASSETS					
Property, plant and equipment	6	**62,988**	63,941	69,953	69,954
Intangible assets	6	**9,667**	10,317	10,738	10,877
Equity accounted investments		**1,650**	1,599	1,442	1,421
Deferred tax assets		**4,251**	3,794	3,881	3,435
Pension assets		**1,103**	963	1,093	871
Derivative financial instruments		**1,964**	1,630	1,365	1,486
Financial investments		**3,437**	3,157	3,600	3,185
Prepayments and financial receivables		**1,240**	1,311	1,214	1,174
Total non-current assets		**86,300**	86,711	93,285	92,403
Inventories		**2,860**	2,974	3,363	2,501
Trade and other receivables		**6,108**	5,489	8,233	6,917
Derivative financial instruments		**570**	589	578	949
Financial investments		**10,563**	9,319	7,426	7,203
Cash and cash equivalents		**7,844**	9,700	5,177	6,838
Total current assets		**27,944**	28,072	24,778	24,408
Assets classified as held for sale	3	**188**	0	0	297
Total assets		**114,432**	114,783	118,063	117,108
EQUITY AND LIABILITIES					
Shareholders' equity		**34,084**	35,587	41,139	40,983
Non-controlling interests		**24**	23	20	16
Total equity		**34,108**	35,610	41,159	40,999
Finance debt	4	**32,193**	31,647	24,945	24,401
Deferred tax liabilities		**9,451**	8,907	9,410	9,731
Pension liabilities		**3,705**	3,572	3,867	3,765
Provisions and other liabilities	7	**19,191**	18,097	17,951	18,269
Derivative financial instruments		**787**	967	1,173	1,409
Total non-current liabilities		**65,328**	63,191	57,346	57,576
Trade, other payables and provisions		**8,118**	8,620	10,450	8,663
Current tax payable	5	**543**	674	3,699	4,115
Finance debt	4	**5,277**	5,463	4,087	4,375
Dividends payable		**292**	297	859	864
Derivative financial instruments		**765**	928	462	516
Total current liabilities		**14,996**	15,982	19,557	18,533
Total liabilities		**80,324**	79,173	76,904	76,109
Total equity and liabilities		**114,432**	114,783	118,063	117,108

* Audited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	OCI from equity accounted investments	Share-holders' equity	Non-controlling interests	Total equity
At 31 December 2018*	1,185	8,247	38,790	(5,206)	(44)	42,970	19	42,990
Net income/(loss)			2,079			2,079	2	2,081
Other comprehensive income/(loss)			279	(1,254)	44	(930)		(930)
Total comprehensive income/(loss)								1,151
Dividends			(2,596)			(2,596)		(2,596)
Share buy-back[1]		(500)				(500)		(500)
Other equity transactions		(12)	(29)			(40)	(5)	(45)
At 30 September 2019	1,185	7,735	38,523	(6,460)	0	40,983	16	40,999
At 31 December 2019*	1,185	7,732	37,481	(5,258)	0	41,139	20	41,159
Net income/(loss)			(3,088)			(3,088)	8	(3,080)
Other comprehensive income/(loss)			141	(1,734)	0	(1,593)		(1,593)
Total comprehensive income/(loss)								(4,673)
Dividends			(1,476)			(1,476)		(1,476)
Share buy-back[1]	(21)	(869)				(890)		(890)
Other equity transactions		(8)	(0)			(8)	(4)	(12)
At 30 September 2020	**1,164**	**6,855**	**33,056**	**(6,991)**	**0**	**34,084**	**24**	**34,108**

* Audited

1) In September 2019 Equinor launched a USD 5 billion share buy-back programme, where the first tranche of the programme of around USD 1.5 billion has been finalised. A proportionate share of 67% from the Norwegian State was redeemed in accordance with an agreement with the Ministry of Petroleum and Energy for the Norwegian State to maintain their ownership percentage in Equinor. The redemption was approved by the annual general meeting held 14 May 2020.

The first tranche of USD 500 million acquired in the market has been recognised as a reduction in equity as treasury shares in third quarter 2019. The State's share including interest and dividends has been recognised as a short-term obligation and as a reduction in equity as treasury shares, subsequent to the decision at the annual general meeting held on 14 May 2020. The liability of USD 0.9 billion (NOK 9.1 billion) was settled 23 July 2020. The corresponding shares of the first tranche of the buyback programme were cancelled on 16 July 2020.

Equinor has suspended the remaining share buy-back programme until further notice. The announced second tranche of around USD 675 million, including the Norwegian State share, will under the current market conditions not be executed as previously announced and planned.

CONSOLIDATED STATEMENT OF CASH FLOWS

Q3 2020	Quarters Q2 2020	Q3 2019	(unaudited, in USD million)	Note	First nine months 2020	2019	Full year 2019*
(2,220)	(720)	(129)	Income/(loss) before tax		(2,859)	8,272	9,292
4,798	2,522	4,619	Depreciation, amortisation and net impairment losses	6	11,757	9,039	13,204
662	125	650	Exploration expenditures written off		1,222	673	777
131	321	(295)	(Gains)/losses on foreign currency transactions and balances	4	156	(201)	(224)
(1)	(15)	(851)	(Gains)/losses on sale of assets and businesses	3	(2)	(994)	(1,187)
258	257	678	(Increase)/decrease in other items related to operating activities		750	1,159	1,016
(182)	25	141	(Increase)/decrease in net derivative financial instruments		(446)	(988)	(595)
41	43	50	Interest received		150	166	215
(146)	(198)	(226)	Interest paid		(526)	(526)	(723)
3,342	2,360	4,637	Cash flows provided by operating activities before taxes paid and working capital items		10,201	16,600	21,776
(110)	(1,744)	(1,447)	Taxes paid		(2,742)	(5,636)	(8,286)
(600)	(248)	990	(Increase)/decrease in working capital		583	1,010	259
2,632	368	4,180	Cash flows provided by operating activities		8,043	11,975	13,749
0	(0)	(1,794)	Cash used in business combinations[1]	3	0	(2,274)	(2,274)
(1,723)	(1,899)	(2,637)	Capital expenditures and investments		(5,972)	(7,504)	(10,204)
(1,034)	(2,730)	2,584	(Increase)/decrease in financial investments[2]		(3,165)	(801)	(1,012)
(261)	(45)	182	(Increase)/decrease in derivatives financial instruments		(332)	295	298
(18)	2	0	(Increase)/decrease in other interest-bearing items		(16)	8	(10)
14	0	1,519	Proceeds from sale of assets and businesses	3	16	1,726	2,608
(3,023)	(4,671)	(146)	Cash flows used in investing activities		(9,469)	(8,549)	(10,594)
0	8,347	0	New finance debt		8,347	0	984
(1,642)	(318)	(855)	Repayment of finance debt		(2,266)	(1,389)	(2,419)
(287)	(904)	(859)	Dividends paid		(2,037)	(2,492)	(3,342)
(1,001)	0	(91)	Share buy-back[3]		(1,059)	(91)	(442)
1,308	(150)	(639)	Net current finance debt and other		1,110	(41)	(277)
(1,623)	6,975	(2,443)	Cash flows provided by/(used in) financing activities		4,095	(4,012)	(5,496)
(2,014)	2,672	1,590	Net increase/(decrease) in cash and cash equivalents		2,669	(587)	(2,341)
158	162	(154)	Effect of exchange rate changes on cash and cash equivalents		(1)	(153)	(38)
9,700	6,866	5,379	Cash and cash equivalents at the beginning of the period (net of overdraft)		5,177	7,556	7,556
7,844	9,700	6,816	Cash and cash equivalents at the end of the period (net of overdraft)[4]		7,844	6,816	5,177

* Audited

1) Net after cash and cash equivalents acquired.
2) Includes sale of Lundin shares in the second quarter of 2020. For more information, see note 3 Acquisition and disposals.
3) For more information, see Consolidated statement of changes in equity.
4) At 30 September 2020 cash and cash equivalents net overdraft was zero. At 30 September 2019 net overdraft was USD 22 million and at 31 December 2019 net overdraft was zero.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

Organisation and principal activities

Equinor ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Equinor group's (Equinor's) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All of Equinor's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Following changes in Equinor's internal reporting to management the composition of Equinor's operating and reporting segments has changed as of the second quarter of 2020. Segment information for prior periods has been restated to align with the new segment presentation. For further information see note 2 Segments to these Condensed interim financial statements.

Equinor's Condensed interim financial statements for the third quarter of 2020 were authorised for issue by the board of directors on 28 October 2020.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2019. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Equinor`s Consolidated annual financial statements for 2019.

On 1 January 2020, Equinor implemented amendments to IFRS 3 Business Combinations, which apply to relevant transactions that occur on or after the implementation date. The amendments introduce clarification to the definition of a business, and also establish an optional test to identify a concentration of fair value that, if applied and met, will lead to the conclusion that an acquired set of activities and assets is not a business.

There have been no other changes to the significant accounting policies during the first nine months of 2020 compared to the Consolidated annual financial statements for 2019.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The ongoing Covid-19 pandemic and the steep oil price decline experienced during 2020 create additional estimation uncertainties and impact key assumptions applied by Equinor in the valuation of our assets and the measurement of our liabilities, and related sensitivities. Reference is made to note 8 Impact of the Covid-19 pandemic and oil price decline for further information.

2 Segments

Equinor's operations are managed through the following operating segments (business areas): Development & Production Norway (DPN), Development & Production International (DPI), Development & Production Brazil (DPB), Development & Production USA (DPUSA), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB).

The reporting segments Exploration & Production Norway (E&P Norway), Exploration & Production USA (E&P USA) and MMP consist of the business areas DPN, DPUSA and MMP respectively. The operating segments DPI and DPB are aggregated into the reporting segment Exploration & Production International (E&P International). The aggregation has its basis in similar economic characteristics, such as similar long-term average gross margins, the assets' long term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segments NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment "Other" due to the immateriality of these operating segments. The majority of the costs within the operating segments GSB, TPD and EXP are allocated to the E&P Norway, E&P USA, E&P International and MMP reporting segments.

In the second quarter of 2020, Equinor changed its internal reporting to management, impacting the composition of Equinor's operating and reporting segments. Equinor's upstream activities in the USA is as from the second quarter reported separately to management. The fact that such information is also considered to be useful to the users of the financial statements, resulted in the exploration and production activities in the USA as of the second quarter of 2020 were considered a separate operating- and reporting segment. Previously these activities were included in the DPI operating segment and presented as part of the E&P International reporting segment.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and natural gas. Inter-segment revenues are based upon estimated market prices.

Segment data for the third quarter and the first nine months of 2020 and 2019 is presented below. The reported measure of segment profit is net operating income/(loss). Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS 16 Leases and the line item Additions to PP&E, intangibles and equity accounted investments. All IFRS 16 leases are presented within the Other segment. The lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenues in the Other segment. Additions to PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period's allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment. The line item Additions to PP&E, intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

Third quarter 2020 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	Other	Eliminations	Total
Revenues third party, other revenues and other income	15	91	76	11,000	71	0	11,253
Revenues inter-segment	2,806	731	535	47	1	(4,121)	0
Net income/(loss) from equity accounted investments	0	18	0	8	60	0	86
Total revenues and other income	2,822	840	611	11,055	132	(4,121)	11,339
Purchases [net of inventory variation]	0	12	0	(9,171)	1	3,851	(5,307)
Operating, selling, general and administrative expenses	(735)	(373)	(344)	(1,231)	152	163	(2,368)
Depreciation, amortisation and net impairment losses	(1,486)	(1,504)	(1,460)	(102)	(247)	0	(4,798)
Exploration expenses	(170)	(304)	(413)	0	1	0	(886)
Total operating expenses	(2,391)	(2,168)	(2,217)	(10,504)	(93)	4,014	(13,359)
Net operating income/(loss)	431	(1,328)	(1,606)	551	39	(107)	(2,019)
Additions to PP&E, intangibles and equity accounted investments	1,103	357	252	35	278	0	2,025

Third quarter 2019 (in USD million)	E&P Norway	E&P International (restated)	E&P USA (restated)	MMP	Other	Eliminations	Total
Revenues third party, other revenues and other income	866	403	106	14,099	90	0	15,564
Revenues inter-segment	3,630	939	888	85	1	(5,543)	0
Net income/(loss) from equity accounted investments	2	9	2	4	29	0	46
Total revenues and other income	4,498	1,351	996	14,188	121	(5,543)	15,610
Purchases [net of inventory variation]	0	16	(1)	(13,048)	(0)	5,366	(7,667)
Operating, selling, general and administrative expenses	(817)	(321)	(425)	(1,585)	41	185	(2,922)
Depreciation, amortisation and net impairment losses	(981)	(620)	(2,529)	(311)	(177)	0	(4,619)
Exploration expenses	(142)	(100)	(629)	0	0	0	(871)
Total operating expenses	(1,940)	(1,025)	(3,583)	(14,945)	(137)	5,551	(16,079)
Net operating income/(loss)	2,558	325	(2,587)	(757)	(16)	8	(469)
Additions to PP&E, intangibles and equity accounted investments	2,920	511	1,408	127	111	0	5,077

First nine months 2020 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	33	308	285	33,087	169	0	33,882
Revenues inter-segment	7,985	2,412	1,686	232	3	(12,318)	0
Net income/(loss) from equity accounted investments	0	22	0	26	142	0	190
Total revenues and other income	8,018	2,742	1,971	33,344	315	(12,318)	34,073
Purchases [net of inventory variation]	0	(56)	0	(27,799)	1	12,400	(15,453)
Operating, selling, general and administrative expenses	(2,076)	(1,152)	(1,008)	(3,998)	336	516	(7,382)
Depreciation, amortisation and net impairment losses	(4,318)	(2,883)	(3,171)	(709)	(676)	0	(11,757)
Exploration expenses	(330)	(840)	(745)	0	1	0	(1,914)
Total operating expenses	(6,724)	(4,931)	(4,924)	(32,505)	(338)	12,916	(36,506)
Net operating income/(loss)	1,294	(2,189)	(2,953)	839	(23)	599	(2,434)
Additions to PP&E, intangibles and equity accounted investments	3,511	1,582	945	142	768	0	6,948
Balance sheet information							
Equity accounted investments	2	581	0	90	977	0	1,650
Non-current segment assets	31,442	18,710	14,113	4,427	3,964	0	72,655
Non-current assets not allocated to segments							11,995
Total non-current assets							86,300

First nine months 2019 (in USD million)	E&P Norway	E&P International (restated)	E&P USA (restated)	MMP	Other	Eliminations	Total
Revenues third party, other revenue and other income	1,026	1,310	320	46,149	235	0	49,040
Revenues inter-segment	12,835	3,271	2,854	312	3	(19,275)	0
Net income/(loss) from equity accounted investments	15	27	5	20	82	0	149
Total revenues and other income	13,876	4,608	3,179	46,481	320	(19,275)	49,189
Purchases [net of inventory variation]	1	(9)	(1)	(41,581)	(0)	18,661	(22,928)
Operating, selling, general and administrative expenses	(2,441)	(1,324)	(1,226)	(3,753)	103	578	(8,063)
Depreciation, amortisation and net impairment losses	(2,945)	(1,491)	(3,558)	(504)	(541)	0	(9,039)
Exploration expenses	(335)	(367)	(672)	0	0	0	(1,374)
Total operating expenses	(5,721)	(3,190)	(5,457)	(45,837)	(439)	19,239	(41,405)
Net operating income/(loss)	8,155	1,418	(2,278)	644	(120)	(36)	7,783
Additions to PP&E, intangibles and equity accounted investments	5,860	2,291	2,486	674	596	0	11,907
Balance sheet information							
Equity accounted investments	2	306	81	88	943	0	1,421
Non-current segment assets	33,737	20,562	17,307	4,956	4,270	0	80,831
Non-current assets not allocated to segments							10,151
Total non-current assets							92,403

In the third quarter of 2020 Equinor recognised net impairment of USD 2,928 million of which USD 575 million was classified as exploration expenses.

In the E&P Norway segment the impairments were USD 365 million of which USD 5 million related to exploration assets. The impairments were mainly due to price reductions and reduced reserve estimates.

In the E&P International segment the impairments were USD 1,176 million of which USD 183 million related to exploration assets. The impairments were caused by reduced price assumptions and reduction in reserve estimates in the Europa and Asia and the North America - conventional other areas.

In the E&P USA segment the net impairment was USD 1,377 million of which USD 386 million was classified as exploration expenses. Impairment losses of USD 1,611 million were mainly caused by reduced price assumptions. USD 1,447 million related to North America non-conventional assets and USD 164 million related to North America - conventional offshore Gulf of Mexico assets. Impairment reversals of USD 234 million related to North America non-conventional assets due to performance trends and accelerated production.

Most of the renewable assets in Equinor Group are accounted for using equity method and the results are presented in the Other reporting segment. The net income from the equity accounted investments within the operating segment NES was USD 60 million in the third quarter of 2020 and USD 142 million in the first nine months of 2020, which compares to USD 29 million in the third quarter of 2019 and USD 82 million in the first nine months of 2019. Current quarter result was materially impacted by the reversal of losses in the Dogger Bank projects. This was partially offset by lower income from other equity accounted investments including the effect of reduced ownership share in Arkona wind farm compared to 2019.

For information regarding acquisition and disposal of interests, see note 3 Acquisitions and disposals.

See also note 8 Impact of the Covid-19 pandemic and oil price decline.

Revenues from contracts with customers by geographical areas

When attributing the line item Revenues third party, other revenues and other income to the country of the legal entity executing the sale for the third quarter of 2020, Norway constitutes 82% and the US constitutes 13% of such revenues. For the third quarter of 2019, Norway and the US constituted 73% and 20% of such revenues, respectively.

For the first nine months of 2020, Norway constitutes 81% and the US constitutes 14% of such revenues. For the first nine months of 2019, Norway and the US constituted 74% and 19% of such revenues, respectively.

Non-current assets by country

(in USD million)	At 30 September 2020	At 30 June 2020	At 31 December 2019	At 30 September 2019
Norway	**37,327**	36,383	40,292	39,994
USA	**14,858**	16,524	17,776	18,455
Brazil	**8,752**	8,796	8,724	8,669
UK	**4,175**	4,913	5,657	5,261
Azerbaijan	**1,684**	1,696	1,598	1,551
Canada	**1,468**	1,435	1,672	1,651
Angola	**1,270**	1,331	1,564	1,669
Tanzania	**985**	964	964	964
Denmark	**911**	887	984	958
Algeria	**845**	866	915	930
Other countries	**2,030**	2,064	1,986	2,149
Total non-current assets[1]	**74,305**	75,858	82,133	82,252

1) Excluding deferred tax assets, pension assets and non-current financial assets.

Revenues from contracts with customers and other revenues

(in USD million)	Q3 2020	Quarters Q2 2020	Q3 2019	Full Year 2019
Crude oil	**6,635**	4,018	8,667	33,505
Natural gas	**1,351**	1,188	2,236	11,281
- European gas	**1,048**	923	1,847	9,366
- North American gas	**229**	196	290	1,359
- Other incl. LNG	**74**	68	99	556
Refined products	**1,560**	1,258	2,404	10,652
Natural gas liquids	**1,282**	839	1,224	5,807
Transportation	**295**	286	205	967
Other sales	**91**	88	123	445
Revenues from contracts with customers	**11,215**	7,677	14,859	62,657
Taxes paid in-kind	**27**	(9)	83	344
Physically settled commodity derivatives	**(16)**	152	(610)	(1,086)
Gain/(loss) on commodity derivatives	**(44)**	(318)	298	732
Other revenues	**70**	61	74	265
Total other revenues	**36**	(114)	(155)	254
Revenues	**11,250**	7,563	14,704	62,911

3 Acquisitions and disposals

Divestment of non-operated interest in the Empire Wind and Beacon Wind assets on the US east coast
On 10 September 2020 Equinor entered into an agreement with BP to sell 50% non-operated interests in the Empire Wind and Beacon Wind assets for a total consideration before adjustments of USD 1.1 billion. Through this transaction, the two companies are also establishing a strategic partnership for further growth within offshore wind in the US. Following the transaction, Equinor will remain the operator with a 50% interest. The 100% of interest share has been reclassified as held for sale. The transaction has an effective date of 1 January 2020 and is expected to close in early 2021, subject to customary conditions including purchase price adjustments and authority approval. Upon transaction closing, the gain will be presented in the line item Other income in the Consolidated statement of income in the Other segment.

Divestment of remaining shares in Lundin
On 8 May 2020 Equinor closed the divestment of its remaining (4.9%) financial shareholding in Lundin Energy AB (formerly Lundin Petroleum AB). The consideration is SEK 3.3 billion (USD 0.3 billion). The impact on the Consolidated statement of income in the second quarter was a loss of USD 0.1 billion and was recognised as Interest income and other financial items.

Investment in interest onshore Argentina
On 30 January 2020 Equinor closed a transaction to acquire a 50% ownership share in SPM Argentina S.A (SPM) from Schlumberger Production Management Holding Argentina B.V. Shell acquired the remaining 50% ownership share of SPM. SPM holds a 49% interest in the Bandurria Sur onshore block in Argentina, and the block is in the pilot phase of development. The consideration including final adjustments is USD 187 million. In the second quarter, Equinor increased its shareholding in the Bandurria Sur by 5.5% to 30% for a final consideration of USD 44 million. The investment in SPM was accounted for as a joint venture using the equity method and reported in the E&P International segment.

4 Financial items

	Quarters				First nine months		Full year
Q3 2020	Q2 2020	Q3 2019	(in USD million)		2020	2019	2019
(131)	(321)	295	Gains/(losses) on net foreign exchange		**(156)**	201	224
235	262	180	Interest income and other financial items		**375**	535	746
39	189	208	Gains/(losses) on derivative financial instruments		**421**	781	473
(343)	(379)	(343)	Interest and other finance expenses		**(1,066)**	(1,029)	(1,450)
(201)	(248)	340	Net financial items		**(426)**	489	(7)

Gains on derivative financial instruments for the first nine months of 2020 of USD 421 million and for the first nine months of 2019 of USD 781 million, are mainly due to decreased interest rates.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion of which USD 787 million has been utilised as of 30 September 2020.

In the first nine months of 2020, Equinor recorded total lease payments of USD 1,054 million, of which USD 93 million were payment of interests and USD 961 million were down-payment of lease liabilities. Lease liabilities as at 30 September 2020 were USD 4,218 million, presented in the balance sheet within the line items Current and Non-current finance debt with USD 1,039 million and USD 3,120 million, respectively.

In the second quarter of 2020 Equinor ASA issued bonds with maturities from 5 to 30 years for a total amount of USD 8.3 billion. The bonds were issued in USD and EUR, amounting to USD 6.5 billion and EUR 1.75 billion, and are fully and unconditionally guaranteed by Equinor Energy AS.

5 Income taxes

	Quarters			First nine months		Full year
Q3 2020	Q2 2020	Q3 2019	(in USD million)	2020	2019	2019
(2,220)	(720)	(129)	Income/(loss) before tax	**(2,859)**	8,272	9,292
95	469	(978)	Income tax	**(221)**	(6,191)	(7,441)
4.3%	65.2%	>(100%)	Effective tax rate	**(7.7%)**	74.8%	80.1%

The tax rate for the third quarter 2020 and for the first nine months of 2020 was primarily influenced by losses including net impairments recognised in countries with unrecognised deferred taxes or in countries with lower than average tax rates. The tax rate was also influenced by currency effects in entities that are taxable in other currencies than the functional currency, partially offset by the temporary changes to Norway's petroleum tax system.

The tax rate for the first nine months of 2020 was also influenced by changes in best estimates for uncertain tax positions.

The tax rate for the third quarter of 2019 and the first nine months of 2019 was primarily influenced by losses recognised in countries with unrecognised deferred tax assets partially offset by the tax exempted divestment of shares in Lundin.

The tax rate for the full year 2019 was primarily influenced by losses recognised in countries with unrecognised deferred tax assets or in countries with lower than average tax rates, partially offset by tax exempted gains on divestments.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2019	69,953	10,738
Additions	7,595	551
Transfers	67	(67)
Disposals and reclassifications	(15)	(6)
Transferred to assets classified as held for sale	(10)	(177)
Expensed exploration expenditures and net impairment losses	–	(1,222)
Depreciation, amortisation and net impairment losses	(11,737)	(20)
Effect of foreign currency translation adjustments	(2,864)	(130)
Balance at 30 September 2020	62,988	9,667

Right-of-use (RoU) assets are included within property, plant and equipment with a net book value of USD 3,944 million as at 30 September 2020. Additions to RoU assets amount to USD 1,001 million. Gross depreciation and impairment of RoU assets amounts to USD 927 million in the first nine months of 2020, of which depreciation costs of USD 278 million have been allocated to exploration and development activities and are presented net on the Depreciation, amortisation and net impairment losses and Additions lines in the table above.

Equinor's Block 2 Exploration License in Tanzania was due to expire in June 2018 but based on indications from the Tanzanian authorities that the license would be extended the asset has remained capitalised. The license was formally extended by 3.5 years in and from the second quarter of 2020. The capitalised expenditures included in intangible assets related to the license are USD 962 million.

Impairments and impairment reversals

For information on impairment losses and reversals per reporting segment, see note 2 Segments.

First nine months 2020 (in USD million)	Property, plant and equipment	Intangible assets	Total
Producing and development assets	4,732	589	5,321
Goodwill	-	1	1
Acquisition costs related to oil and gas prospects	-	434	434
Total net impairment losses/(reversals) recognised	4,732	1,023	5,755

The net impairments have been recognised in the Consolidated statement of income as Depreciation, amortisation and net impairment losses and Exploration expenses based on the impaired assets' nature of property, plant and equipment and intangible assets, respectively.

The recoverable amounts in the third quarter of 2020 were discounted cash flows based on value in use.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices.

Changes to accounting assumptions

Management's future commodity price assumptions and currency assumptions are used for value-in-use impairment testing. The same assumptions are also used for evaluating investment opportunities, together with other relevant criteria, including among others robustness targets (value creation in lower commodity price scenarios). While there are inherent uncertainties in the assumptions, the commodity price assumptions as well as currency assumptions reflect management's best estimate of the price and currency development over the life of the Group's assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy transition, population and economic growth, geopolitical risks, technology and cost development, and other factors. Management's best estimate also takes into consideration a range of external forecasts.

During the third quarter, Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets and exchange rates, following the recent and ongoing Covid-19 situation and management has gained more insight into the development of the different markets in which we operate. Significant uncertainty continues to exist regarding future commodity price development due to the potential long-term impact on demand resulting from the ongoing Covid-19 pandemic and the measures taken to contain it, energy investments in the transition to a lower carbon economy and future supply actions by OPEC+ and other factors. Following management's analysis of the expected development in drivers for the different commodity markets and exchange rates, Equinor has decided to revise the assumptions. As a result, both short- and long-term prices have been reduced, some by more than twenty percent. Management will continue to monitor these developments and the impact they may have on its commodity price assumptions.

For Brent-blend, compared to current prices, we expect a strengthening of the prices through the 2020s. In 2025, the assumption is 65 USD/bbl (78 USD/bbl), with a further increase towards 2030. Beyond 2030, we expect a gradual decline with an estimate of 64 USD/bbl in 2040 (82 USD/bbl), which approximates the average price level for the period 2021-2050. In 2050, the oil prices are expected to be below 60 USD/bbl. All commodity prices are on a real 2020 basis, and comparables as per fourth quarter 2019 are given in brackets.

For natural gas in the UK (NBP), we expect some volatility, where the trend is a gradual increase in prices from today's current prices up to 6.5 USD/mmBtu in 2030 (7.7 USD/mmBtu). From 2030, we expect prices at levels sufficient to incentivise the next LNG investment cycle and a flatter price-curve, with the price gradually increasing to 7.8 USD/mmBtu close to 2040 (7.7 USD/mmBtu). Beyond 2040, a declining price trend is foreseen as the energy transition is expected to impact the demand side. For 2050, the price has been set at the pre-2035 level. Henry Hub follows the same pattern, gradually increasing from today's current prices to 3.3 USD/mmBtu in 2030 (3.7 USD/mmBtu) and gradually increasing to 3.7 USD/mmBtu in 2040 (3.7 USD/mmBtu) before gradually declining through the 2040s.

Equinor has performed analyses of the NOK currency exchange rates, which suggests that a return to a previously assumed long-term equilibrium is less likely. This conclusion is supported by the historical 5-year average and spot prices in the currency market, as well as an expected lower oil price and increased market uncertainty. Equinor has therefore implemented new long-term exchange rates from 2023 onwards. The NOK/USD rate has been revised to 8.5 (previously 7.0), while the NOK/EUR rate has been revised to 10.0 (from previously 9.0).

In 2020 we have continued to see a significant drop in risk-free interest rates. Long-term risk-free interest rates (10 years) have decreased by approximately 1.3 percentage points in the period from year-end 2019 to 30 September 2020. The stock market recovery after the initial Covid-19 impact in March, and despite lower expectations of future cash flows, is indicating a lower market risk premium. The low interest rates combined with lack of good alternative investment opportunities, channels more funds towards the equity market resulting in investors accepting lower returns on investments, and we see a downward shift in the estimated equity risk premium. Taking this into account, Equinor has adjusted the Weighted Average Cost of Capital (WACC) for accounting purposes, real post-tax, down from 6% to 5% with effect as of the third quarter of 2020.

Please refer to note 8 Impact of the Covid-19 pandemic and oil price.

Sensitivities
Commodity prices have historically been volatile. Significant downward adjustments of Equinor's commodity price assumptions would result in impairment losses on certain producing and development assets in Equinor's portfolio, while an opposite adjustment could lead to impairment-reversals. If a decline in commodity price forecasts over the lifetime of the assets were 30%, considered to represent a reasonably possible change, the impairment amount to be recognised could illustratively be in the region of USD 12 billion before tax effects. This illustrative impairment sensitivity, based on a simplified method, assumes no changes to input factors other than prices; however, a price reduction of 30% is likely to result in changes in business plans as well as other factors used when estimating an asset's recoverable amount. These associated changes reduce the stand-alone impact on commodity price sensitivity.

Changes in such input factors would likely include a reduction in the cost level in the oil and gas industry as well as offsetting currency effects, both of which have historically occurred following significant changes in commodity prices. The illustrative sensitivity is therefore not considered to represent a best estimate of an expected impairment impact, nor an estimated impact on revenues or operating income in such a scenario. In comparison, following the amended assumptions and the decline in commodity prices presently disclosed for this quarter, the impairment impact recognised is considerably lower. A significant and prolonged reduction in oil and gas prices would also result in mitigating actions by Equinor and its licence partners, as a reduction of oil and gas prices would impact drilling plans and production profiles for new and existing assets. Quantifying such impacts is considered impracticable, as it requires detailed technical, geological and economical evaluations based on hypothetical scenarios and not based on existing business or development plans.

7 Provisions, commitments, contingent liabilities and contingent assets

Asset retirement obligation
Equinor's estimated asset retirement obligations (ARO) have increased by USD 928 million compared to year-end 2019, mainly due to the decrease in discount rate. Changes in ARO are reflected within property, plant and equipment and provisions in the Consolidated balance sheet.

Onerous contract
Due to significantly reduced expected use of a transportation agreement, Equinor provided in the second quarter USD 154 million as an onerous contract. In third quarter the provision has increased to USD 162 million. The provision is recognised in the MMP segment as an operating expense in the Consolidated statement of income and has been included in the line item Provisions and other liabilities in the Consolidated balance sheet.

Price review arbitration
Some long-term gas sales agreements contain price review clauses, which in certain cases lead to claims subject to arbitration. The exposure related to price reviews has been reduced by approximately USD 1.3 billion due to settlements in the second quarter. The remaining exposure for gas delivered prior to 30 September is immaterial. Price review related changes in the second quarter represent an income of approximately USD 150 million before tax and USD 30 million after tax. The amounts have been reflected in the Consolidated statement of income as revenues and income tax, respectively.

A dispute between the Federal Government of Nigeria and the Governments of Rivers, Bayelsa and Akwa Ibom States in Nigera
In October 2018, the Supreme Court of Nigeria rendered a judgement in a dispute between the Federal Government of Nigeria and the Governments of Rivers, Bayelsa and Akwa Ibom States in favour of the latter. The Supreme Court judgement provides for potential retroactive adjustment of certain production sharing contracts in favour of the Federal Government, including OML 128 (Agbami). This case has been withdrawn by the plaintiff in the second quarter of 2020 with no impact on Equinor's Interim financial statements.

Dispute with Brazilian tax authorities
Brazilian tax authorities issued an updated tax assessment for 2011 for Equinor's Brazilian subsidiary which was party to Equinor's divestment of 40% of the Peregrino field to Sinochem at that time. The assessment disputed Equinor's allocation of the sale proceeds between entities and assets involved, resulting in a significantly higher assessed taxable gain and related taxes payable in Brazil. Equinor disagreed with the assessment and had the case brought forward to the second instance of the Administrative Court in Brazil which

decided the case in Equinor's favour. Equinor has received confirmation that the decision is considered final and non-appealable. The final ruling did not have any impact on Equinor's Interim Financial statement.

KKD Oil Sands Partnership
Canadian tax authorities have issued a proposal of re-assessment for 2014 for Equinor's Canadian subsidiary which was party to Equinor's divestment of 40% of the KKD Oil Sands partnership at that time. The proposal disputes the partners allocation between entities and assets involved. Maximum exposure is estimated to be approximately USD 360 million. The ongoing process of formal communication with the Canadian tax authorities, as well as any subsequent litigation that may become necessary, may take several years. No taxes will become payable until the matter has been finally settled. Equinor is of the view that all applicable tax regulations have been applied in the case and that Equinor has a strong position. No amounts have consequently been provided for in the accounts.

Deviation notices from Norwegian tax authorities
With reference to the previously disclosed dispute in Norway regarding the level of Research & Development cost to be allocated to the offshore tax regime, a Norwegian supreme court ruling announced in second quarter and Equinor's subsequent correspondence with the Norwegian tax authorities in third quarter has resulted in a reduced maximum exposure in this matter to approximately USD 250 million. Equinor provides for its best estimate in the matter.

Suit for an annulment of Petrobras' sale of the interest in BM-S-8 to Equinor
In March 2017, the Union of Workers of Oil Tankers of Sergipe (Sindipetro) filed a class action suit against Petrobras, Equinor and ANP - the Brazilian Regulatory Agency - to seek annulment of Petrobras' sale of the interest and operatorship in BM-S-8 to Equinor, a transaction which was closed in November 2016. There was also an injunction request aiming to suspend the assignment, which first was granted in April 2017 by a federal judge, but subsequently lifted by the federal court. The injunction request has now been finally dismissed by the courts.

Claim from Petrofac regarding multiple variation order requests performed in Algeria (In Salah)
Petrofac International (UAE) LLC (PIUL) was awarded the EPC Contract to execute the ISSF Project (the In Salah Southern Fields Project which has finalised the development of four gas fields in central Algeria). Following suspension of activity after the terrorist attack at another field in Algeria (In Amenas) in 2013, PIUL issued multiple Variation Order Requests (VoRs) related to the costs incurred for stand-by and remobilisation costs after the evacuation of expatriates. Several VoRs have been paid, but the settlement of the remaining has been unsuccessful. PIUL initiated arbitration on 7 August 2020 claiming an estimated amount of USD 533 million, of which Equinor In Salah AS holds a 31,85% share. Equinor's maximum exposure amounts to USD 170 million. Equinor provides for its best estimate in the matter.

During the normal course of its business Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Impact of the Covid-19 pandemic and oil price decline

The COVID-19 pandemic with global lockdowns has slowed, and in many countries, contracted economic growth and has had dramatic consequences for energy demand. As a result, commodity prices collapsed in the first half of 2020 before a partial re-bounce in the second half, impacting the energy industry and Equinor. The full extent, duration and consequences of the Covid-19 pandemic and the resulting operational and economic impact for Equinor cannot be ascertained at this time. However, resulting changes in market risk and economic circumstances impact Equinor's assumptions about the future and related sources of estimation uncertainty. Updates of certain information previously provided in Equinor's Annual financial statements for 2019, as well as other relevant information, are consequently included below.

The mitigation effects from COVID-19 have had a massive impact on oil demand, particularly mobility fuels. According to the International Energy Agency (IEA), Global energy demand in 2020 is estimated to drop by 5-6%, with the largest uncertainty being around the shake of a second wave of lockdowns in the last quarter this year. Significant Opec+ supply cuts and shut-in production around the world following the announcement at 1 May 2020, have so far prevented another price collapse and storages running full. In Norway, where Equinor has production on the NCS, the Norwegian Government announced unilateral oil production cuts portioned out to relevant fields via their production licenses. Equinor complies with the revised production permits issued by the authorities, but for the third quarter of 2020 the production cuts in Norway and internationally did not have significant impact on the total production.

An updated overview of Equinor's price assumptions as of 30 September 2020 has been provided in note 6 Property, plant and equipment and intangible assets. Equinor has evaluated the reasonable possible changes in certain assumptions as of 30 September 2020. For interest rate and currency risk, the reasonable possible change remains unchanged from 31 December 2019.

As of 30 September 2020, the reasonable possible change in prices is deemed to be -50%/+50% for short-term contracts, and -30%/+30% for the long-term derivatives, based on their duration. The short-term price contracts are considered more volatile compared to year-end 2019.

The table below contains the price risk sensitivities of Equinor's commodity-based derivatives contracts. Equinor enters into commodity-based derivative contracts mainly to manage short-term commodity risk. However, since none of the derivative financial instruments included in the table below are part of formal hedging relationships, any changes in their fair values would be recognised in the Consolidated statement of income.

Commodity price sensitivity	30 September 2020		31 December 2019	
(in USD million)	- 50%	+ 50%	- 30%	+ 30%
Crude oil and refined products net gain/(losses)	1,092	(1,092)	569	(563)
Natural gas and electricity net gains/(losses)	333	283	(33)	49

Due to market developments and related consequences, certain Equinor suppliers and customers have indicated that contractual clauses such as those involving force majeure are being explored. The potential impact for Equinor, if any, is currently uncertain.

As a measure to maintain activity in the oil and gas related industry, the Norwegian Government on 19 June 2020 enacted temporary targeted changes to Norway's petroleum tax system for investments incurred in 2020 and 2021 and for new projects with final investment decisions submitted by end of 2022. The changes are effective from 1 January 2020 and provide companies with a direct tax deduction in the special petroleum tax (56% tax rate) instead of tax depreciation over 6 years. One of the changes is that the tax uplift benefit, which has increased from 20.8%. to 24% will be recognised over one year instead of four years. Tax depreciation towards the ordinary corporate tax (22% tax rate) will continue with a six-year depreciation profile. The totality of the petroleum tax changes will increase the profitability for investments and strengthen Equinor's' liquidity.

9 Subsequent events

On 28 October 2020, the board of directors resolved to declare a dividend for the third quarter of 2020 of USD 0.11 per share. The Equinor shares will trade ex-dividend 11 February 2021 on the Oslo Børs and for ADR holders on the New York Stock Exchange. Record date will be 12 February 2021 and payment date will be 26 February 2021.

Supplementary disclosures

Operational data

Q3 2020	Quarters Q2 2020	Q3 2019	Change Q3 on Q3	Operational data	First nine months 2020	2019	Change
				Prices			
43.0	29.2	61.9	(31%)	Average Brent oil price (USD/bbl)	**40.8**	64.7	(37%)
39.6	23.5	52.6	(25%)	E&P Norway average liquids price (USD/bbl)	**35.9**	56.6	(37%)
39.1	24.4	58.1	(33%)	E&P International average liquids price (USD/bbl)	**37.3**	60.3	(38%)
32.2	19.0	45.9	(30%)	E&P USA average liquids price (USD/bbl)	**30.3**	48.6	(38%)
38.3	22.9	52.5	(27%)	Group average liquids price (USD/bbl) [1]	**35.2**	55.8	(37%)
349	229	465	(25%)	Group average liquids price (NOK/bbl) [1]	**335**	486	(31%)
1.45	0.91	3.96	(63%)	E&P Norway average internal gas price (USD/mmbtu) [9]	**1.70**	4.66	(64%)
1.13	1.26	1.74	(35%)	E&P USA average internal gas price (USD/mmbtu) [9]	**1.31**	2.29	(43%)
2.72	2.24	5.19	(48%)	Average invoiced gas prices - Europe (USD/mmbtu) [8]	**3.06**	5.95	(49%)
1.53	1.47	1.99	(23%)	Average invoiced gas prices - North America (USD/mmbtu) [8]	**1.63**	2.51	(35%)
(0.1)	3.9	5.9	>(100%)	Refining reference margin (USD/bbl) [2]	**1.8**	4.4	(58%)
				Entitlement production (mboe per day)			
619	637	497	25%	E&P Norway entitlement liquids production	**635**	507	25%
220	235	266	(17%)	E&P International entitlement liquids production	**240**	272	(12%)
151	172	182	(17%)	E&P USA entitlement liquids production	**170**	172	(2%)
991	1,044	946	5%	Group entitlement liquids production	**1,045**	951	10%
654	644	570	15%	E&P Norway entitlement gas production	**681**	691	(1%)
35	31	47	(25%)	E&P International entitlement gas production	**41**	39	4%
185	179	183	1%	E&P USA entitlement gas production	**179**	181	(1%)
874	854	799	9%	Group entitlement gas production	**901**	911	(1%)
1,865	1,897	1,745	7%	Total entitlement liquids and gas production [3]	**1,946**	1,862	5%
				Equity production (mboe per day)			
619	637	497	25%	E&P Norway equity liquids production	**635**	507	25%
283	291	352	(20%)	E&P International equity liquids production	**309**	355	(13%)
173	195	212	(18%)	E&P USA equity liquids production	**194**	209	(7%)
1,076	1,123	1,061	1%	Group equity liquids production	**1,138**	1,071	6%
654	644	570	15%	E&P Norway equity gas production	**681**	691	(1%)
40	34	58	(31%)	E&P International equity gas production	**47**	61	(22%)
224	210	220	2%	E&P USA equity gas production	**213**	210	2%
918	888	848	8%	Group equity gas production	**941**	961	(2%)
1,994	2,011	1,909	4%	Total equity liquids and gas production [4]	**2,079**	2,032	2%
				NES power production			
319	305	342	(7%)	Power generation (GWh)	**1,181**	1,278	(8%)

Exchange rates

Q3 2020	Quarters Q2 2020	Q3 2019	Change Q3 on Q3	Exchange rates	First nine months 2020	2019	Change
0.1095	0.1000	0.1129	(3%)	NOK/USD average daily exchange rate	**0.1050**	0.1150	(9%)
0.1055	0.1026	0.1100	(4%)	NOK/USD period-end exchange rate	**0.1055**	0.1100	(4%)
9.1321	10.0023	8.8573	3%	USD/NOK average daily exchange rate	**9.5266**	8.6979	10%
9.4814	9.7446	9.0874	4%	USD/NOK period-end exchange rate	**9.4814**	9.0874	4%
1.1685	1.1008	1.1118	5%	EUR/USD average daily exchange rate	**1.1239**	1.1234	0%
1.1708	1.1198	1.0889	8%	EUR/USD period-end exchange rate	**1.1708**	1.0889	8%

Health, safety and the environment

Twelve months average per Q3 2020	Q3 2019	Health, safety and the environment	First nine months 2020	First nine months 2019
		Injury/incident frequency		
2.3	2.5	Total recordable injury frequency (TRIF)	**2.3**	2.5
0.6	0.6	Serious Incident Frequency (SIF)	**0.5**	0.6
		Oil spills		
165	226	Accidental oil spills (number of)	**116**	170
317	8,850	Accidental oil spills (cubic metres)	**158**	8,824

Climate	First nine months 2020	Full year 2019
Upstream CO2 intensity (kg CO2/boe) [1]	**8.1**	9.5

1)   Total scope 1 emissions of CO2 (kg CO2) from exploration and production, divided by total production (boe).

Reconciliation of net operating income/(loss) to adjusted

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

Items impacting net operating income/(loss) in the third quarter of 2020 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Other
Net operating income/(loss)	(2,019)	431	(1,328)	(1,606)	551	(67)
Total revenues and other income	(431)	(59)	(20)	-	(352)	0
Changes in fair value of derivatives	(37)	-	-	-	(37)	-
Periodisation of inventory hedging effect	(315)	-	-	-	(315)	-
Over-/underlift	(79)	(59)	(20)	-	-	-
Purchases [net of inventory variation]	104	-	-	-	(2)	107
Operational storage effects	(2)	-	-	-	(2)	-
Eliminations	107	-	-	-	-	107
Operating and administrative expenses	189	36	67	29	64	(7)
Over-/underlift	90	36	54	-	-	-
Gain/loss on sale of assets	(1)	-	-	(1)	-	-
Provisions	100	-	12	30	64	(7)
Depreciation, amortisation and net impairment losses	2,353	360	992	990	-	10
Impairment	2,524	360	992	1,162	-	10
Reversal of Impairment	(171)	-	(0)	(171)	-	-
Exploration expenses	583	5	185	393	-	-
Impairment	638	5	183	449	-	-
Reversal of Impairment	(63)	-	-	(63)	-	-
Provisions	8	-	2	7	-	-
Sum of adjustments to net operating income/(loss)	2,799	342	1,224	1,413	(289)	110
Adjusted earnings/(loss) [5]	780	773	(104)	(193)	262	43
Tax on adjusted earnings	(509)	(358)	87	0	(240)	2
Adjusted earnings/(loss) after tax [5]	271	414	(17)	(193)	22	45

Items impacting net operating income/(loss) in the third quarter of 2019 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Other
Net operating income/(loss)	(469)	2,558	325	(2,587)	(757)	(8)
Total revenues and other income	(258)	(818)	126	(10)	453	(9)
Changes in fair value of derivatives	383	(8)	-	-	392	-
Periodisation of inventory hedging effect	61	-	-	-	61	-
Over-/underlift	147	30	126	(10)	-	-
Gain/loss on sale of assets	(849)	(840)	-	-	-	(9)
Purchases [net of inventory variation]	25	-	-	-	32	(7)
Operational storage effects	32	-	-	-	32	-
Eliminations	(7)	-	-	-	-	(7)
Operating and administrative expenses	501	(5)	(57)	49	514	-
Over-/underlift	(59)	(5)	(57)	3	-	-
Provisions	560	-	-	46	514	-
Depreciation, amortisation and net impairment losses	2,186	-	56	1,924	206	-
Impairment	2,190	-	60	1,924	206	-
Reversal of Impairment	(4)	-	(4)	-	-	-
Exploration expenses	608	-	-	608	-	-
Impairment	608	-	-	608	-	-
Sum of adjustments to net operating income/(loss)	3,062	(823)	125	2,571	1,205	(16)
Adjusted earnings/(loss) [5]	2,593	1,735	451	(16)	448	(25)
Tax on adjusted earnings	(1,516)	(1,194)	(147)	0	(187)	13
Adjusted earnings/(loss) after tax [5]	1,077	540	304	(16)	261	(13)

Items impacting net operating income/(loss) in the first nine months of 2020 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Other
Net operating income/(loss)	(2,434)	1,294	(2,189)	(2,953)	839	575
Total revenues and other income	(149)	53	(153)	-	(51)	2
Changes in fair value of derivatives	52	6	-	-	46	-
Periodisation of inventory hedging effect	(91)	-	-	-	(91)	-
Impairment from associated companies	2	-	-	-	-	2
Over-/underlift	(106)	47	(153)	-	-	-
Gain/loss on sale of assets	(6)	-	-	-	(6)	-
Purchases [net of inventory variation]	(403)	-	-	-	196	(599)
Operational storage effects	196	-	-	-	196	-
Eliminations	(599)	-	-	-	-	(599)
Operating and administrative expenses	406	(21)	156	31	246	(7)
Over-/underlift	123	(21)	144	-	-	-
Gain/loss on sale of assets	2	-	-	2	-	-
Provisions	282	-	12	30	246	(7)
Depreciation, amortisation and net impairment losses	4,733	1,219	1,354	1,727	422	10
Impairment	4,951	1,219	1,401	1,898	422	10
Reversal of impairment	(218)	-	(47)	(171)	-	-
Exploration expenses	1,028	5	352	671	-	-
Impairment	1,082	5	350	727	-	-
Reversal of impairment	(63)	-	-	(63)	-	-
Provisions	8	-	2	7	-	-
Sum of adjustments to net operating income/(loss)	5,615	1,256	1,709	2,429	813	(593)
Adjusted earnings/(loss) [5]	3,181	2,551	(479)	(524)	1,652	(18)
Tax on adjusted earnings	(1,704)	(1,264)	310	0	(972)	222
Adjusted earnings/(loss) after tax [5]	1,478	1,287	(170)	(524)	680	204

Items impacting net operating income/(loss) in the first nine months of 2019 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Other
Net operating income/(loss)	**7,783**	8,155	1,418	(2,278)	644	(156)
Total revenues and other income	**(1,190)**	(869)	(32)	(10)	(258)	(20)
Changes in fair value of derivatives	**(393)**	(8)	-	-	(384)	-
Periodisation of inventory hedging effect	**126**	-	-	-	126	-
Over-/underlift	**92**	117	(15)	(10)	-	-
Gain/loss on sale of assets	**(1,015)**	(977)	(17)	-	-	(20)
Purchases [net of inventory variation]	**(48)**	-	-	-	(85)	37
Operational storage effects	**(85)**	-	-	-	(85)	-
Eliminations	**37**	-	-	-	-	37
Operating and administrative expenses	**710**	19	97	83	510	-
Over-/underlift	**13**	(23)	34	3	-	-
Change in accounting policy[1]	**123**	42	63	18	-	-
Gain/loss on sale of assets	**16**	-	-	16	-	-
Provisions	**557**	-	-	46	510	-
Depreciation, amortisation and net impairment losses	**2,070**	-	(60)	1,924	206	-
Impairment	**2,190**	-	60	1,924	206	-
Reversal of impairment	**(120)**	-	(120)	-	-	-
Exploration expenses	**608**	-	-	608	-	-
Impairment	**608**	-	-	608	-	-
Sum of adjustments to net operating income/(loss)	**2,150**	(850)	5	2,605	374	16
Adjusted earnings/(loss) [5]	**9,934**	7,305	1,423	327	1,017	(139)
Tax on adjusted earnings	**(6,195)**	(5,221)	(521)	(0)	(496)	43
Adjusted earnings/(loss) after tax [5]	**3,739**	2,085	903	327	521	(97)

1) Change in accounting policy for lifting imbalances.

Items impacting net operating income/(loss) in the second quarter of 2020 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Other
Net operating income/(loss)	(472)	(104)	(548)	(332)	610	(98)
Total revenues and other income	441	57	66	-	319	(1)
Changes in fair value of derivatives	36	-	-	-	36	-
Periodisation of inventory hedging effect	288	-	-	-	288	-
Impairment from associated companies	(1)	-	-	-	-	(1)
Over-/underlift	123	57	66	-	-	-
Gain/loss on sale of assets	(6)	-	-	-	(6)	-
Purchases [net of inventory variation]	(48)	-	-	-	(145)	97
Operational storage effects	(145)	-	-	-	(145)	-
Eliminations	97	-	-	-	-	97
Operating and administrative expenses	60	(38)	(43)	(9)	149	-
Over-/underlift	(81)	(38)	(43)	-	-	-
Gain/loss on sale of assets	(9)	-	-	(9)	-	-
Provisions	149	-	-	-	149	-
Depreciation, amortisation and net impairment losses	263	-	35	-	228	-
Impairment	263	-	35	-	228	-
Exploration expenses	111	-	111	-	-	-
Impairment	111	-	111	-	-	-
Sum of adjustments to net operating income/(loss)	827	19	169	(9)	551	96
Adjusted earnings/(loss) [5]	354	(85)	(379)	(341)	1,161	(2)
Tax on adjusted earnings	291	408	144	0	(465)	205
Adjusted earnings/(loss) after tax [5]	646	323	(236)	(341)	696	203

Adjusted earnings after tax by reporting segment

| | Quarters | | | | | | | | |
| | Q3 2020 | | | Q2 2020 | | | Q3 2019 | | |
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	773	(358)	414	(85)	408	323	1,735	(1,194)	540
E&P International	(104)	87	(17)	(379)	144	(236)	451	(147)	304
E&P USA	(193)	0	(193)	(341)	0	(341)	(16)	0	(16)
MMP	262	(240)	22	1,161	(465)	696	448	(187)	261
Other	43	2	45	(2)	205	203	(25)	12	(13)
Total Equinor consolidation	780	(509)	271	354	291	646	2,593	(1,516)	1,077
Effective tax rates on adjusted earnings			65.3%			-82.3%			58.5%

| | First nine months | | | | | |
| | 2020 | | | 2019 | | |
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	2,551	(1,264)	1,287	7,305	(5,221)	2,085
E&P International	(479)	310	(170)	1,423	(521)	903
E&P USA	(524)	0	(524)	327	(0)	327
MMP	1,652	(972)	680	1,017	(496)	521
Other	(18)	222	204	(140)	43	(97)
Total Equinor consolidation	3,181	(1,704)	1,478	9,934	(6,195)	3,739
Effective tax rates on adjusted earnings			53.6%			62.4%

Reconciliation of adjusted earnings after tax to net income

Q3 2020	Quarters Q2 2020	Q3 2019	Reconciliation of adjusted earnings after tax to net income (in USD million)		First nine months 2020	2019
(2,019)	(472)	(469)	Net operating income/(loss)	A	(2,434)	7,783
(72)	(566)	1,174	Income tax less tax on net financial items	B	707	6,353
(1,947)	93	(1,642)	Net operating income after tax	C = A-B	(3,141)	1,430
2,799	827	3,062	Items impacting net operating income[1]	D	5,615	2,150
582	274	342	Tax on items impacting net operating income	E	996	(158)
271	646	1,077	Adjusted earnings after tax [5]	F = C+D-E	1,478	3,739
(201)	(248)	340	Net financial items	G	(426)	489
23	(96)	196	Tax on net financial items	H	486	162
(2,124)	(251)	(1,107)	Net income/(loss)	I = C+G+H	(3,080)	2,081

1) Represents the total adjustments to net operating income made to arrive at adjusted earnings (i.e. adjusted purchases, adjusted operating and administrative expenses, adjusted depreciation, amortisation and impairment expenses and adjusted exploration expenses, each of which are presented and reconciled to the relevant related IFRS figure for the periods presented in this report).

Adjusted earnings Marketing, Midstream & Processing (MMP) break down

	Quarters		Change	Adjusted earnings break down	First nine months		
Q3 2020	Q2 2020	Q3 2019	Q3 on Q3	(in USD million)	2020	2019	Change
292	366	194	50%	Natural Gas Europe	967	539	80%
7	(7)	(33)	N/A	Natural Gas US	(11)	(63)	82%
38	784	253	(85%)	Liquids	784	443	77%
(75)	19	33	N/A	Other	(88)	98	N/A
262	1,161	448	(42%)	Adjusted earnings MMP	1,652	1,017	62%

Adjusted exploration expenses

	Quarters		Change	Adjusted exploration expenses	First nine months		
Q3 2020	Q2 2020	Q3 2019	Q3 on Q3	(in USD million)	2020	2019	Change
142	97	179	(21%)	E&P Norway exploration expenditures	369	437	(16%)
143	234	219	(35%)	E&P International exploration expenditures	598	578	3%
65	76	24	>100%	E&P USA exploration expenditures	186	90	>100%
349	407	422	(17%)[1]	Group exploration expenditures	1,151	1,106	4%[2]
87	14	39	>100%	Expensed, previously capitalised exploration expenditures	200	59	>100%
(125)	(140)	(201)	(38%)	Capitalised share of current period's exploration activity	(459)	(405)	14%
575	111	611	(6%)	Impairment (reversal of impairment)	1,022	614	67%
886	393	871	2%	Exploration expenses according to IFRS	1,914	1,374	39%
(583)	(111)	(608)	(4%)	Items impacting net operating income/(loss)[3]	(1,028)	(608)	69%
302	282	263	15%	Adjusted exploration expenses	886	766	16%

1) 27 wells with activity with 11 completed in the third quarter of 2020 compared to 21 wells with 11 completed in the third quarter of 2019.
2) 42 wells with activity with 26 completed the first nine months of 2020 compared to 42 wells with 32 completed in the first nine months of 2019.
3) For items impacting net operating income/(loss), see Reconciliation of net operating income/(loss) to adjusted earnings in the Supplementary disclosures.

Calculation of capital employed and net debt to capital employed ratio

The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 30 September 2020	At 30 June 2020	At 31 December 2019	At 30 September 2019
Shareholders' equity		34,084	35,587	41,139	40,983
Non-controlling interests		24	23	20	16
Total equity	A	34,108	35,610	41,159	40,999
Current finance debt		5,277	5,463	4,087	4,375
Non-current finance debt		32,193	31,647	24,945	24,401
Gross interest-bearing debt	B	37,471	37,110	29,032	28,776
Cash and cash equivalents		7,844	9,700	5,177	6,838
Current financial investments		10,563	9,319	7,426	7,203
Cash and cash equivalents and financial investment	C	18,407	19,020	12,604	14,041
Net interest-bearing debt [10]	B1 = B-C	19,064	18,091	16,429	14,735
Other interest-bearing elements [1]		669	832	791	878
Normalisation for cash-build up before tax payment (50% of Tax Payment) [2]		259	-	-	670
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities [5]	B2	19,992	18,923	17,219	16,283
Lease liabilities		4,218	4,154	4,339	4,383
Net interest-bearing debt adjusted [5]	B3	15,774	14,768	12,880	11,899
Calculation of capital employed [5]					
Capital employed	A+B1	53,172	53,700	57,588	55,734
Capital employed adjusted, including lease liabilities	A+B2	54,100	54,532	58,378	57,282
Capital employed adjusted	A+B3	49,883	50,378	54,039	52,898
Calculated net debt to capital employed [5]					
Net debt to capital employed	(B1)/(A+B1)	35.9%	33.7%	28.5%	26.4%
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	37.0%	34.7%	29.5%	28.4%
Net debt to capital employed adjusted	(B3)/(A+B3)	31.6%	29.3%	23.8%	22.5%

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.
2) Adjustment to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1 April and 1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.

Net adjusted financial items 2020

Net adjusted financial items in the third quarter of 2020 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	235	(131)	39	(343)	(201)	23	(178)
Foreign exchange (FX) impacts (incl. derivatives)	(1)	131	0	0	130	2	0
Interest rate (IR) derivatives	0	0	(39)	0	(39)	0	0
Fair value adjustment financial investments and other	(97)	0	0	0	(97)	0	0
Subtotal	(99)	131	(39)	0	(6)	0	(6)
Adjusted financial items	136	0	0	(343)	(207)	23	(184)

Net adjusted financial items 2019

Net adjusted financial items in the third quarter of 2019 (in USD million)	Interest income and other financial items	Net foreign exchange gains (losses)	Gains (losses) derivative financial instruments	Interest and other finance expenses	Net before tax	Estimated tax effect	Net after tax
Financial items according to IFRS	180	295	208	(343)	340	196	536
Foreign exchange (FX) impacts (incl. derivatives)	2	(295)	0	0	(293)	0	0
Interest rate (IR) derivatives	0	0	(208)	0	(208)	0	0
Fair value adjustment financial investment	(20)	0	0	0	(20)	0	0
Adjusted financial items excluding FX and IR derivatives	161	0	0	(343)	(182)	196	14

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:
- **Adjusted earnings** are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor's IFRS measures, which provides an indication of Equinor's underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses
- **Adjusted earnings after tax** – equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

- **Return on average capital employed after tax (ROACE)** – this measure provides useful information for both the group and investors about performance during the period under evaluation. Equinor uses ROACE to measure the return on capital employed, regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with GAAP or ratios based on these figures. For a reconciliation for adjusted earnings after tax, see Reconciliation of net operating income/(loss) to adjusted earnings as presented earlier in this report
- **Capital employed adjusted –** this measure is defined as Equinor's total equity (including non-controlling interests) and net interest-bearing debt adjusted
- **Net interest-bearing debt adjusted** – this measure is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company and balances related to the SDFI
- **Net debt to capital employed**, **Net debt to capital employed adjusted, including lease liabilities** and **Net debt to capital employed ratio adjusted** – Following implementation of IFRS 16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement
- **Organic capital expenditures** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed financial interim statements, amounted to USD 2.0 billion in the third quarter of 2020. Organic capital expenditures are capital expenditures excluding acquisitions, recognised lease assets (RoU assets) and other investments with significant different cash flow pattern. In the third quarter of 2020, a total of USD 0.3 billion are excluded in the organic capital expenditures. Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable certainty

- **Free cash flow for the third quarter 2020** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 3.3 billion), taxes paid (negative USD 0.1 billion), cash used in business combinations (USD 0.0 billion), capital expenditures and investments (negative USD 1.7 billion), (increase) decrease in other items interest bearing (USD 0.0 billion), proceeds from sale of assets and businesses (USD 0.0 billion), dividend paid (negative USD 0.3 billion) and share buy-back (negative USD 1.0 billion), resulting in a free cash flow of USD 0.2 billion in the third quarter of 2020
- **Free cash flow for the first nine months of 2020** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 10.2 billion), taxes paid (negative USD 2.7 billion), cash used in business combinations (USD 0.0 billion), capital expenditures and investments (negative USD 6.0 billion), (increase) decrease in other items interest bearing (USD 0.0 billion), proceeds from sale of assets and businesses, including USD 0.3 billion received from the Lundin divestment included in (increase)/decrease in financial investments (USD 0.3 billion), dividend paid (negative USD 2.0 billion) and share buy-back (negative USD 1.1 billion), resulting in a free cash flow of negative USD 1.3 billion in the first nine months of 2020

Adjusted earnings adjust for the following items:
- **Changes in fair value of derivatives:** Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period
- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the paper market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made
- **Over/underlift**: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on a number of factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers. Following the first quarter of 2019, Equinor changed the accounting policy for lifting imbalances. Adjusted earnings now include the over/underlift adjustment
- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period
- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items
- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold
- **Eliminations (Internal unrealised profit on inventories)**: Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period

For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2019 Annual Report and Form 20-F.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook", "plan", "strategy", "will", "guidance", "targets", "in line with", "on track", "consistent" and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations with respect to the Covid-19 pandemic including its impacts, consequences and risks; Equinor's USD 3 billion action plan for 2020 to strengthen financial resilience; Equinor's response to the Covid-19 pandemic, including anticipated measures to protect people, operations and value creation, operating costs and assumptions; the commitment to develop as a broad energy company; future financial performance, including cash flow and liquidity; the share buy-back programme, including its suspension; accounting policies; production cuts, including their impact on the level and timing of Equinor's production; plans to develop fields; changes to Norway's petroleum tax system; market outlook and future economic projections and assumptions, including commodity price assumptions; organic capital expenditures through 2023; intention to mature its portfolio; estimates regarding exploration activity levels; ambition to keep unit of production cost in the top quartile of its peer group; scheduled maintenance activity and the effects on equity production thereof; completion and results of acquisitions and disposals; expected amount and timing of dividend payments; and provisions and contingent liabilities.

You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of recent significant oil price volatility triggered, among other things, by the changing dynamic among OPEC+ members and the uncertainty regarding demand created by the Covid-19 pandemic; the impact of Covid-19; levels and calculations of reserves and material differences from reserves estimates; unsuccessful drilling; operational problems; health, safety and environmental risks; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; the effects of climate change; regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure (cybersecurity); ineffectiveness of crisis management systems; the actions of counterparties and competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political and social stability and economic growth in relevant areas of the world; an inability to attract and retain personnel; inadequate insurance coverage; changes or uncertainty in or non-compliance with laws and governmental regulations; the actions of the Norwegian state as majority shareholder; failure to meet our ethical and social standards; the political and economic policies of Norway and other oil-producing countries; non-compliance with international trade sanctions; the actions of field partners; adverse changes in tax regimes; exchange rate and interest rate fluctuations; factors relating to trading, supply and financial risk; general economic conditions; and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor's business, is contained in Equinor's Annual Report on Form 20-F for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (including section 2.11 Risk review - Risk factors thereof). Equinor's 2019 Annual Report and Form 20-F is available at Equinor's website www.equinor.com. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, whether to make them either conform to actual results or changes in our expectations or otherwise.

We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

END NOTES

1. The group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4. **Equity volumes** represent produced volumes under a **production sharing agreement (PSA)** that correspond to Equinor's ownership share in a field. **Entitlement volumes**, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. These are **non-GAAP figures.** See Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures for more details.

6. Transactions with the **Norwegian State.** The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures are refunded by the State. All transactions are considered priced on an arm's-length basis.

7. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

8. The group's **average invoiced gas prices** include volumes sold by the MMP segment.

9. The internal **transfer price** paid from the MMP segment to the E&P Norway and E&P USA segments.

10. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are off-set against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.